EXHIBIT 2.1

EXECUTION DRAFT

8 January 2007

INVITEL HOLDINGS N.V.

AS SELLER

HUNGARIAN TELEPHONE AND CABLE CORP.

AS BUYER

SALE AND PURCHASE AGREEMENT

MATEL HOLDINGS N.V.

TABLE OF CONTENTS

CLAUSE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	2
1.2	Rules of Construction	2
1.3	Governing Language	4
CLAUSE 2 SALE AND PURCHASE OF THE SALE SHARES		4
2.1	Sale and Purchase	4
CLAUSE 3 CONSIDERATION		4
3.1	Purchase Price	4
3.2	Payment of Preliminary Purchase Price; Repayment of Shareholder Indebtedness	4
3.3	Post-Completion Adjustment to the Preliminary Purchase Price	6
CLAUSE 4 CONDITIONS PRECEDENT TO OBLIGATIONS TO COMPLETE		8
4.1	Conditions Precedent to Obligation of Each Party	8
4.2	Conditions Precedent to Obligation of the Seller	8
4.3	Conditions Precedent to Obligation of the Buyer	9
CLAUSE 5 COMPLETION		10
5.1	Completion	10
5.2	Actions at Completion	10
5.3	Interdependency	10
5.4	Failure to Complete	11
5.5	Discharge	11
CLAUSE 6 WARRANTIES OF THE SELLER		11
6.1	Warranties	11
6.2	The Seller’s Awareness	12
6.3	Limitations	12
CLAUSE 7 WARRANTIES OF THE BUYER		12
7.1	Warranties of the Buyer	12
CLAUSE 8 CERTAIN LIMITATIONS		12
8.1	No Other Warranties, Assurances, Covenants or Undertakings	12
8.2	Disclaimer Regarding Information	12
8.3	Certain Limitations	12
CLAUSE 9 COVENANTS OF THE PARTIES		13
9.1	Further Actions	13
9.2	Press Releases	13
9.3	Injunctions	13
9.4	Directors, Officers and Employees	13
9.5	Insurance	14
9.6	Confidentiality	14
CLAUSE 10 COVENANTS OF THE SELLER		15
10.1	Information	15
10.2	Notices and Consents	16
10.3	Operation of Business	16
10.4	Notice of Developments	19
10.5	Exclusive Dealing	20

CLAUSE 11 COVENANTS OF THE BUYER		21
11.1	Notices and Consents	21
11.2	Notice of Developments	21
11.3	Confidentiality	21
11.4	Retention of Records	22
CLAUSE 12 TERMINATION		22
12.1	Termination	22
12.2	Effect of Termination	23
CLAUSE 13 TRANSFER TAXES		23
13.1	Transfer Taxes	23
CLAUSE 14 MISCELLANEOUS		23
14.1	Notices	23
14.2	Expenses	25
14.3	Currency	25
14.4	Assignment, Successors and Assigns	25
14.5	Further Assurances	25
14.6	Waiver	26
14.7	Entire Agreement	26
14.8	Amendments	26
14.9	No Third Party Beneficiaries	26
14.10	Applicable Law	26
14.11	Execution in Counterparts	26
14.12	Severability	26
14.13	Arbitration	27

LIST OF SCHEDULES*

Schedule One	The Group
Schedule Two	Definitions
Schedule Three	Warranties of the Seller
Schedule Four	Warranties of the Buyers
Schedule Five	Certain Limitations
Schedule Six	Completion Arrangements
Schedule Seven	[Intentionally Omitted]
Schedule Eight	Government Approvals for Completion
Schedule Nine	Deed of Transfer (Sale Shares)
Schedule Ten	[Intentionally Omitted]
Schedule Eleven	Escrow Agreement
Schedule Twelve	Form of Monthly Schedule
Schedule Thirteen	Example of Working Capital Calculation
Schedule Fourteen	Management Term Sheet

*	The Buyer will furnish supplementally a copy of any omitted schedule to the Commission upon request.

SHARE SALE AND PURCHASE AGREEMENT

This sale and purchase agreement (this “Agreement”) is made and entered into as of the 8th day of January, 2007 among:

1.	INVITEL HOLDINGS N.V., a company incorporated in the Netherlands Antilles and whose registered office is at Pareraweg 45, Curacao, Netherlands Antilles, (the “Seller”); and

2.	HUNGARIAN TELEPHONE AND CABLE CORP., a company incorporated in Delaware, United States of America and whose principal place of business is at 1201 3rd Avenue, Suite 3400, Seattle, WA 98101-3034, United States of America (the “Buyer”, and together with the Seller, the “Parties”).

RECITALS:

(A)	The Seller owns 100% of the issued share capital of Matel Holdings N.V., a limited liability company (naamloze vennootschap) incorporated in the Netherlands Antilles and whose registered office (zetel) is at Kaya W.F.G. (Jombi) Mensing 14, Curaçao, Netherlands Antilles, further details of which are set out at Part 1 of Schedule One (the “Company”).

(B)	The Company owns or controls either directly or through its subsidiaries, Magyar Telecom B.V. and V-holding Tanácsadó Zrt. (the last of which is a Hungarian joint-stock company further details of which are set out at Part 2(c) of Schedule One (“V-Holding”)), or through treasury shares, approximately 99.98% of the outstanding share capital of Invitel Távközlési Szolgáltató Zrt., a Hungarian joint stock company further details of which are set out at Part 2(b) of Schedule One (“Invitel”).

(C)	Invitel is in the business of providing fixed line telecommunications and internet services in Hungary.

(D)	Invitel has recently acquired Euroweb Internet Szolgáltató Zrt., a Hungarian joint stock company whose details are set out in Part 2(d) of Schedule One and which is in the business of fixed line telecommunications and internet services in Hungary (“Euroweb Hungary”) and S.C. Euroweb Romania S.A., a Romanian joint stock company whose details are set out in Part 2(e) of Schedule One and which is in the business of fixed line telecommunications and internet services in Romania (“Euroweb Romania”).

(E)	The Buyer desires to purchase, and the Seller desires to sell 100% of the issued share capital of the Company on the terms and subject to conditions of this Agreement.

Now, therefore, it is agreed as follows:

CLAUSE 1 DEFINITIONS AND INTERPRETATION

1.1	Definitions Certain capitalised and other terms used in this Agreement are defined in Schedule Two and are used herein with the meanings given thereto in Schedule Two.

1.2	Rules of Construction

(a)	Unless the context otherwise requires, as used in this Agreement:

(i)	a “subsidiary” of a person shall be construed as a reference to any person:

(x)	which is controlled, directly or indirectly, by the first-mentioned person;

(y)	more than half the issued share capital of which is beneficially owned by the first-mentioned person; or

(z)	which is a subsidiary of another subsidiary of the first-mentioned person;

and, for these purposes (and for purposes of the definition of “Affiliate” hereunder), a person shall be treated as being controlled by another if that other person is able to control alone or pursuant to an agreement with other shareholders, a majority of the voting rights in such person or direct its affairs and/or control the composition of its board of directors or equivalent body;

(ii)	a “person” includes a reference to an individual or a body corporate, association or partnership, as well as to that person’s successors;

(iii)	“including” means “including, without limitation”;

(iv)	words in the singular include the plural;

(v)	words in the plural include the singular;

(vi)	words applicable to one gender shall be construed to apply to each gender;

(vii)	the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules hereto;

(viii)	the terms “Clause” and “Schedule” shall refer to the specified Clause or Schedule of or to this Agreement and references to paragraphs shall refer to the relevant Paragraph of a specified Schedule;

(ix)	any reference to “writing” or “written” means any method of reproducing words in a legible and non-transitory form (excluding email);

(x)	a reference to a “law” is a reference to any statute, law, regulation, ordinance, rule, decree, directive, binding guideline, binding policy, other similar form of decision of, determination by or any interpretation or administration of any of the foregoing by, any Governmental Authority;

(xi)	references to any law include a reference to that law as amended, consolidated or replaced from time to time (whether before or after the Signing Date) and include any subordinate legislation made under the relevant law;

(xii)	references to any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(xiii)	the expressions “ordinary course of business” or “business in the ordinary course” mean the ordinary and usual course of business of the relevant Group Company, consistent (including nature and scope) with the prior practice of such Group Company and/or as contemplated by the Company Business Plan;

(xiv)	“USD” is a reference to the lawful currency for the time being of the United States of America, “HUF” is a reference to the lawful currency for the time being of the Republic of Hungary and “€”, “EUR” or “Euro” is a reference to Euros, the single currency of each member state of the European Union which has adopted the Euro as its lawful currency, created on 1 January 1999 in accordance with the provisions of the Treaty on European Union signed at Maastricht on 7 February 1992;

(xv)	references to “contract” and “agreement” include any arrangement, obligation, understanding or commitment; and

(xvi)	references to “shares” in a person include a reference to the shares, membership interests or other equity interests in such person and references to “shareholders” shall be construed accordingly.

(b)	Any agreement or other document shall be construed as a reference to that agreement or document as the same may have been, or may from time to time be, amended or supplemented.

(c)	The table of contents and titles and headings to Clauses and Paragraphs are inserted for convenience of reference only, and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

(d)	The Schedules attached to this Agreement are incorporated herein by reference and are a part hereof for all purposes.

1.3	Governing Language The governing language of this Agreement shall be the English language. Except as otherwise required by applicable law, all notices and correspondence required under this Agreement shall be in the English language.

CLAUSE 2 SALE AND PURCHASE OF THE SALE SHARES

2.1	Sale and Purchase

(a)	On the Completion Date, on the terms and subject to the conditions of this Agreement, the Seller hereby agrees to sell (verkoopt), and agrees to transfer (leveren) the Sale Shares to the Buyer pursuant to the Deed of Transfer and the Buyer hereby agrees to purchase (koopt) and to accept (aanvaardt) the transfer from the Seller of the Sale Shares for the Purchase Price with all rights attaching to the Sale Shares as of the time of transfer.

(b)	The Seller confirms that it has the right to transfer legal and beneficial title to the Sale Shares.

(c)	The Seller confirms that the Sale Shares shall be sold and purchased free from all Encumbrances (other than those set out in the Disclosure Letter).

(d)	The Buyer shall be entitled to receive all dividends and distributions declared and/or paid by the Company in respect of the Sale Shares on or after the Signing Date.

CLAUSE 3 CONSIDERATION

3.1	Purchase Price

The consideration for the sale by the Seller and the purchase by the Buyer of the Sale Shares (the “Purchase Price”) shall be the payment by the Buyer to the Seller of an amount equal to:

(a)	the sum of € 470,000,000,

minus

(b)	an amount equal to the Net Financial Debt as at the Completion Date.

3.2	Payment and Transfer of Preliminary Purchase Price

(a)	On the Completion Date, the Buyer shall pay and transfer to the Seller an amount (the “Preliminary Purchase Price”) equal to:

(i)	the sum of € 470,000,000,

minus

(ii)	an amount equal to the estimated Net Financial Debt of the Group stated

in the most recently available Monthly Schedule, which Monthly Schedule shall be delivered to the Buyer no later than five Business Days prior to the Completion Date and shall be in form and substance reasonably satisfactory to the Buyer, minus

(iii)	an amount equal to the estimated Completion Date Net Working Capital Differential of the Group as of the Completion Date, which estimated Completion Date Net Working Capital Differential shall be prepared by the Seller in good faith and delivered to the Buyer no later than five Business Days prior to the Completion Date and shall be in form and substance reasonably satisfactory to the Buyer.

(b)	The Buyer shall pay the Preliminary Purchase Price on the Completion Date as follows:

(i)	97% of the Preliminary Purchase Price minus the Insurance Premium directly to the Seller, to be paid in cash and in HTCC Shares (at the Agreed HTCC Share Price) in the proportions notified to the Buyer in accordance with Clause 3.2(c);

(ii)	an amount equal to the Insurance Premium, in accordance with the instructions in the Insurance Notice; and

(iii)	3% of the Preliminary Purchase Price to the Escrow Account in accordance with the Escrow Agreement, to be paid in cash and in HTCC Shares (at the Agreed HTCC Share Price) in the proportions notified to the Buyer in accordance with Clause 3.2(c).

(c)	The Seller shall deliver to the Buyer no later than five Business Days prior to the Completion Date a notice (the “Share Notice”) setting forth the aggregate amounts of the Preliminary Purchase Price to be paid by the Buyer in cash and in HTCC Shares (the “Shares Amount”) and attaching the basis for the calculation of the Shares Amount. The Shares Amount shall be calculated in accordance with the Management Term Sheet and shall in any event not exceed 16.66% of the Preliminary Purchase Price. All of the HTCC Shares used by the Buyer to satisfy its obligation to pay the Preliminary Purchase Price, except for those transferred to the Escrow Account pursuant to Clause 3.2 (b) (iii) above, shall be distributed as soon as possible following the Completion Date by the Seller to the relevant Participating Management Shareholders in accordance with the Management Term Sheet.

(d)	On the Completion Date, the Buyer shall deliver to Baker & McKenzie Amsterdam N.V., a bank guarantee from a reputable Hungarian or international bank in favour of the Seller in terms reasonably satisfactory to the Seller (the “Bank Guarantee”) in an amount equal to 3% of the Preliminary Purchase Price to secure in part the Buyer’s obligation to pay for an increase in the Preliminary Purchase Price pursuant to Clause 3.3, which Baker & McKenzie Amsterdam

N.V. shall hold for the time being under a duty to:

(i)	deliver it to the Seller, on the third Business Day following receipt of written notification (which shall have attached to it a copy of the Final Completion Date Statement) from the Seller (copying the Buyer) that the Buyer has failed to pay the amount of an increase in the Preliminary Purchase Price pursuant to Clause 3.3 to the Seller as and when it is due; or

(ii)	return it to the Buyer within five Business Days after the delivery of the Final Completion Date Statement if such Final Completion Date Statement reflects no increase in the Preliminary Purchase Price; or

(iii)	return it to the Buyer, if the Buyer provides to Baker & McKenzie Amsterdam N.V., with a copy to the Seller, either (A) an original of a declaration by a reputable international bank certifying the authenticity of the attached SWIFT order on behalf of the Buyer, in the amount of any increase of the Purchase Price pursuant to Clause 3.3 or (B) a confirmation from the Seller that the Bank Guarantee may be returned to the Buyer.

3.3	Post-Completion Adjustment to the Preliminary Purchase Price

(a)	The Buyer shall procure that, within 30 days after the Completion Date, the Company shall prepare and deliver a draft statement of the Net Financial Debt and Net Working Capital of the Group as of the Completion Date (the “Draft Completion Date Statement”). The Draft Completion Date Statement shall be denominated in Euro and (except as required by the definitions of Net Financial Debt and Net Working Capital) shall be prepared in accordance with IFRS applied on a basis consistent with the preparation of the Accounts.

(b)	Unless within 15 days after delivery of the Draft Completion Date Statement, the Seller delivers to the Buyer a notice setting forth, in reasonable detail, any good faith dispute as to the Draft Completion Date Statement specifying the items and amounts that are disputed and the basis for such dispute (a “Dispute Notice”), the Draft Completion Date Statement shall be deemed accepted by the Seller and the Buyer, shall be final and binding and shall be deemed the Final Completion Date Statement for all purposes of this Agreement and shall be delivered to the Escrow Agent as such Final Completion Date Statement immediately.

(c)

For 15 days after the Buyer’s receipt of a Dispute Notice, the Parties shall endeavour in good faith to resolve by mutual agreement all matters in the Dispute Notice. If the Parties are unable to resolve any matter in the Dispute Notice within such 15-day period, the Buyer and the Seller shall instruct the Independent Accountant to resolve the disputed matters as promptly as practicable. The Independent Accountant shall attempt to resolve the disputes set forth in the Dispute Notice as promptly as practicable but in no event longer than 30 days from the date on which the Dispute Notice is referred to the Independent Accountant and shall prepare and deliver to the Parties and the Escrow Agent a final statement of the Net Financial Debt and the Net Working Capital of the Group as of the

Completion Date (the “Final Completion Date Statement”) reflecting the resolution of such disputes. The resolution of the disputes set forth in the Dispute Notice by the Independent Accountant shall be final, non-appealable and binding on the Parties, absent manifest error.

(d)	Within 10 days of the delivery of the Final Completion Date Statement (or if no Dispute Notice is delivered, the end of the 15-day period set forth in Clause 3.3(b)):

(i)	the Seller shall pay to the Buyer (through the release of cash and HTCC Shares held on the Escrow Account and, if such cash and HTCC Shares shall be insufficient, through an additional direct payment to the Buyer in the amount of the shortfall, in each case in accordance with Clause 3.3(e)) the amount (if any) by which the sum of (A) the Net Financial Debt reflected in the Final Completion Statement less the estimated Net Financial Debt (as determined pursuant to Clause 3.2(a)(ii)) and (B) the Completion Date Net Working Capital Differential (calculated on the basis of the information set forth in the Final Completion Date Statement) less the estimated Completion Date Net Working Capital Differential (as determined pursuant to Clause 3.2(a)(iii)), is more than EUR 0; or

(ii)	the Buyer shall pay in cash to the Seller the amount (if any) by which the sum of (A) the Net Financial Debt reflected in the Final Completion Statement less the estimated Net Financial Debt (as determined pursuant to Clause 3.2(a)(ii)) and (B) the Completion Date Net Working Capital Differential (calculated on the basis of the information set forth in the Final Completion Date Statement) less the estimated Completion Date Net Working Capital Differential (as determined pursuant to Clause 3.2(a)(iii)), is less than EUR 0.

(e)	Up to 33.33% of any payment by the Seller to the Buyer pursuant to Clause 3.3(d)(i) may, in the sole discretion of the Seller, be first satisfied through a transfer of HTCC Shares held in the Escrow Account, and, if such HTCC Shares shall be insufficient to satisfy 33.33% of such payment obligation, through an additional transfer to the Buyer of HTCC Shares (free of any Encumbrances) previously received from the Buyer pursuant to this Agreement. The Euro value of each HTCC Share for the purpose of determining the number of HTCC Shares required to be transferred to the Buyer to satisfy 33.33% of the payment obligation of the Seller pursuant to Clause 3.3(d)(i) shall be calculated using the Agreed HTCC Share Price.

(f)	The payments under Clause 3.3(d) shall be free and clear of any and all set-off, holdback or deduction of any kind.

(g)	In the preparation of the Draft Completion Date Statement and the Final Completion Date Statement, the Independent Accountant shall act as experts and not as arbitrators and their fees shall be paid 50% by the Seller and 50% by the Buyer.

(h)	Each Party shall use its reasonable endeavours to procure that the Company and the Independent Accountant provide each Party with access to the work papers, calculations and underlying accounting records (including the balance sheet as at the Completion Date used by the Company as a basis for its preparation of the Draft Completion Date Statement) used by the Company and the Independent Accountant in preparing the Draft Completion Date Statement and the Final Completion Date Statement, respectively, and meet with each Party concerning any questions or issues raised by it in relation to the same.

(i)	For purposes of the post-Completion adjustment to the Preliminary Purchase Price contemplated by this Clause 3.3, the Buyer shall be represented by a person appointed by the Board of Directors of the Buyer.

CLAUSE 4 CONDITIONS PRECEDENT TO OBLIGATIONS TO COMPLETE

4.1	Conditions Precedent to Obligation of Each Party

The obligation of each Party to consummate the transactions to be performed by it in connection with Completion is subject to the satisfaction of the following conditions:

(a)	there shall not be any injunction, judgment, order, decree or ruling of any Governmental Authority or arbitral tribunal in effect preventing consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement;

(b)	the Parties shall have received the authorisations, consents and approvals of the Governmental Authorities listed in Schedule Eight; and

(c)	the Escrow Agreement shall have been executed by the parties thereto and the Escrow Account shall have been opened in accordance with the terms of the Escrow Agreement.

The Parties may waive any condition specified in this Clause 4.1 (to the extent and only to the extent that any such condition may be lawfully waived) if they execute a joint written waiver at or prior to Completion.

4.2	Conditions Precedent to Obligation of the Seller

The obligation of the Seller to consummate the transactions to be performed by it in connection with Completion is subject to satisfaction of the following conditions:

(a)	each of the warranties set forth in Schedule Four shall be true and correct in all material respects at and as of the Completion Date, unless such warranty speaks as of a different date, in which case such warranty shall have been true and correct in all material respects at and as of such different date;

(b)	the Buyer shall have performed and complied in all material respects with all of its covenants and agreements under this Agreement up to and including Completion; and

(c)	the Buyer shall have complied with its obligations under the Escrow Agreement.

The Seller may waive any condition precedent specified in this Clause 4.2 if it executes a written waiver at or prior to Completion.

4.3	Conditions Precedent to Obligation of the Buyer

The obligation of the Buyer to consummate the transactions to be performed by it in connection with Completion is subject to satisfaction of the following conditions:

(a)	each of the Warranties (in each case as qualified by the Disclosure Letter) that is qualified as to materiality shall be true and correct in all respects at and as of the Completion Date (unless such Warranty speaks as of a different date, in which case such Warranty shall have been true and correct in all material respects at and as of such different date), and each of the Warranties (in each case as qualified by the Disclosure Letter) that is not so qualified shall be true and correct in all material respects at and as of the Completion Date (unless such Warranty speaks as of a different date, in which case such Warranty shall have been true and correct in all material respects at and as of such different date);

(b)	the Seller and/or the Group Companies shall have made the notifications and/or received the consents and approvals (as appropriate) of third persons (other than Governmental Authorities) listed in Section 1 of Part B of the Disclosure Letter;

(c)	the Seller shall have performed and complied in all material respects with all of its covenants and agreements under this Agreement up to and including Completion;

(d)	since the Signing Date, there shall have been no event that has had or could reasonably be expected to have a Material Adverse Effect;

(e)	the Seller shall have complied with its obligations under the Escrow Agreement;

(f)	the Seller and the Participating Management Shareholders shall have provided Representations regarding each of their respective status as an accredited investor under US securities law in a form satisfactory to the Buyer’s counsel (acting reasonably);

(g)	the current Chief Executive Officer and Chief Financial Officer of Invitel shall continue to hold those positions with Invitel as of the Completion Date pursuant to the terms of the Management Service Contracts, unless the reason for any such individual’s failure to hold such position is the death or disability of such individual;

(h)	the Seller shall have delivered a confirmation from the insurer under Warranty Insurance Policy (the “Insurance Notice”) that, upon the payment of the amount set forth in the Insurance Notice to the account of the insurer stipulated therein, the Warranty Insurance Policy in the form provided to the Buyer pursuant to Clause 10.6 below shall be in full force and effect and no further premium or other amounts shall be thereafter due under such policy;

(i)	the Seller shall have delivered to the Buyer a confirmation that, so far as the Seller is aware, upon the payment of the amount set forth in the Insurance Notice, there are no facts or circumstances existing that could cause the Warranty Insurance Policy to be terminated or ineffective in any respect; and

(j)	except for the agreements described in Section 20.2 of Part B of the Disclosure Letter or employment contracts, all agreements and arrangements between any Group Company on one hand and the Seller and/or any of its Affiliates and/or its direct/indirect owners on the other hand (excluding any agreements/arrangements between Group Companies) shall have been terminated at no cost to the Group.

The Buyer may waive any condition specified in this Clause 4.3 if it executes a written waiver at or prior to Completion.

CLAUSE 5 COMPLETION

5.1	Completion

(a)	Subject to the fulfillment or waiver of the conditions precedent specified in Clause 4, the consummation of the transactions contemplated by this Agreement (“Completion”) will take place on the Completion Date at the offices of Réczicza White & Case LLP, Andrássy út 11, 1061 Budapest, Hungary, or such other location in Hungary as may be agreed by the Parties. The “Completion Date” shall be (i) the 10th Business Day following the date on which all of the conditions precedent to Completion set forth in Clause 4.1(b) and (c) have been satisfied or waived or (ii) such other date as the Seller and the Buyer may agree in writing.

(b)	Each Party shall provide prompt written notice to the other Party of the fulfillment of all of the conditions in Clause 4 to be fulfilled by it.

5.2	Actions at Completion

At Completion:

(a)	the Seller will undertake those actions listed at Part 1 of Schedule Six; and

(b)	the Buyer will undertake those actions listed at Part 2 of Schedule Six.

5.3	Interdependency

The Parties acknowledge that all of the actions intended to occur pursuant to Clause 5.2 are interdependent on the occurrence of all of the other actions intended to occur pursuant to Clause 5.2. Without prejudice to Clause 5.4, in the event that any action intended to occur pursuant to Clause 5.2 fails to occur and is not waived by the relevant Party, then none of them shall be deemed to have occurred.

5.4	Failure to Complete

If the provisions of Part 1 of Schedule Six (Completion Arrangements) and/or Part 2 of Schedule Six (Completion Arrangements) are not complied with at or prior to the Completion Date by the Seller and/or the Buyer, then Completion shall take place, and the Completion Date shall be, on the first date within the next five Business Days on which the Parties have complied with such provisions. Completion shall take place on a date after such five Business Day period has elapsed only with the written agreement of both Parties. In the event that Completion does not occur within such five Business Day period (or such longer period for Completion as the Parties may agree) and the Parties do not agree to an extension of said period, then:

(a)	the Parties may jointly agree in writing to proceed to Completion as far as practicable (without limiting their respective rights under this Agreement); or

(b)	either Party (except the Party whose wilful breach of this Agreement has caused the Completion not to occur) may unilaterally terminate this Agreement by written notice to the other Party.

5.5	Discharge

The receipt:

(a)	by the Seller, the Insurer under the Warranty Insurance Policy and the Escrow Agent of the respective parts of the Preliminary Purchase Price to be paid by the Buyer under Clause 3.2(b); and

(b)	by the Seller, to the extent applicable, of an amount payable by the Buyer under Clause 3.3(d)(ii),

shall in each case discharge the relevant obligations of the Buyer under Clauses 2.1 and 3.1 and the Buyer shall not be concerned with the application of such sums by the Seller.

CLAUSE 6 WARRANTIES OF THE SELLER

6.1	Warranties

The Seller hereby warrants to the Buyer that as at the date hereof each of the Warranties set forth in Schedule Three is true and accurate. Immediately before the time of Completion, the Seller shall be deemed to warrant to the Buyer that, as at Completion, on the basis of the facts then existing and subject to the Disclosure Letter and Clause 10.4(e):

(a)	each of the Warranties set forth in Paragraphs 1 and 2 of Schedule Three is true and accurate on the Completion Date;

(b)	each of the Warranties set forth in Paragraphs 3 through 26 Schedule Three that is qualified as to materiality is true and accurate on the Completion Date; and

(c)	each of the Warranties set forth in Paragraphs 3 through 26 of Schedule Three that is not qualified as to materiality is true and accurate in all material respects on the Completion Date.

6.2	The Seller’s Awareness

Where any of the Warranties are qualified by belief, knowledge, information or awareness of the Seller, the Seller confirms that it has made reasonable enquiries of the Verification Employees.

6.3	Limitations

The Warranties are given subject to the provisions of Clause 8.

CLAUSE 7 WARRANTIES OF THE BUYER

7.1	Warranties of the Buyer

The Buyer hereby warrants to the Seller that as at the date hereof each of the warranties set forth in Schedule Four is true and accurate. Immediately before the time of Completion, the Buyer shall be deemed to warrant to the Seller that as at Completion each of the warranties set forth in Schedule Four is, on the basis of the facts then existing, true and accurate on the Completion Date.

CLAUSE 8 CERTAIN LIMITATIONS

8.1	No Other Warranties, Assurances, Covenants or Undertakings

There are no warranties, assurances, covenants or undertakings (express, implied, statutory or otherwise) by or on behalf of either Party hereto or any of its Affiliates other than those expressly set forth in this Agreement. All warranties implied by law are hereby waived, except in the case of fraud.

8.2	Disclaimer Regarding Information

Except as otherwise provided herein or as to the information contained in the Disclosure Letter, there are no representations or warranties relating to the accuracy, completeness or materiality of any information, data or other materials (written or oral, and including, for the avoidance of doubt the Information Memorandum) now, heretofore or hereafter furnished to the Buyer or any of its Affiliates, officers, employees, agents, representatives or advisors by or on behalf of the Seller or any of its Affiliates.

8.3	Certain Limitations

Notwithstanding anything to the contrary, the liabilities and obligations of the Seller under this Agreement, including with respect to the Warranties and any claim by the Buyer under the Warranties shall be subject to the provisions of Schedule Five.

CLAUSE 9 COVENANTS OF THE PARTIES

9.1	Further Actions

Each Party shall use its reasonable endeavours to take, or cause to be taken, all such actions and do, or cause to be done, all things necessary, proper or advisable (including action to cause the satisfaction of the conditions precedent to Completion) as may be necessary or appropriate in order to effectuate the transactions contemplated by this Agreement.

9.2	Press Releases

Neither Party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Party, which consent will not be unreasonably withheld; provided, however, that nothing herein will prohibit either Party from issuing or causing publication of any such press release or public announcement to the extent such Party determines (acting reasonably) such action to be required by law or the rules of any national stock exchange applicable to it or its Affiliates, in which event the Party making such determination will use reasonable endeavours to allow the other Party reasonable time to comment on such press release or public announcement in advance of its issuance. The Buyer and the Seller shall cooperate to prepare mutually acceptable press releases to be issued upon the execution of this Agreement and upon Completion.

9.3	Injunctions

If any Governmental Authority having jurisdiction over either Party issues or otherwise promulgates any injunction, decree or similar order prior to Completion which prohibits or materially hinders or impairs the consummation of the transactions contemplated hereby, each Party will use all of its reasonable endeavours to have such injunction, decree or similar order lifted, dissolved or otherwise eliminated as promptly as possible and, prior to (and to the extent necessary, after) Completion, to pursue the underlying litigation diligently and in good faith.

9.4	Directors, Officers and Employees

Each Party agrees that absent fraud it shall not make any claims or demands against any current or past director, officer, employee or financial adviser (including JP Morgan) of the other Party or of a Group Company (or an affiliate of the Buyer) in connection with the transactions contemplated by this Agreement, including any claims or demands in connection with:

(a)	any actions or omissions occurring prior to or at the Completion (and whether asserted or claimed prior to, at or after the Completion) that are, in whole or in part, based on or arise out of the fact that such person is or was a director, officer, employee or financial adviser of a Group Company at any time prior to the Completion; or

(b)	any inaccuracy or omission under this Agreement or the Disclosure Letter or in connection with the transactions contemplated by this Agreement.

9.5	Insurance

(a)	If at any time prior to Completion there is a Loss of any kind whatsoever that is suffered by any Group Company, that would give rise to an adjustment to the Purchase Price or a claim against the Seller under this Agreement, and that is or is reasonably likely to be covered under the terms of such Group Company’s insurance, then:

(i)	the Seller shall use its reasonable endeavours prior to Completion to cause such Group Company to file a claim against the relevant insurance providers and to pursue and enforce such claim;

(ii)	the Buyer shall use its reasonable endeavours on and after Completion to cause such Group Company to file a claim against the relevant insurance providers and to pursue and enforce such claim; and

(iii)	if at any time after Completion such Group Company receives a payment in respect of such insurance claim, then the Buyer shall pay to the Seller the amount so recovered by such Group Company (net of the reasonable and documented out-of-pocket expenses of recovery) to the extent that the underlying casualty event or other Loss was included in an adjustment previously made to the Purchase Price under Clause 3.3 or otherwise previously recovered by the Buyer against the Seller, such payment to be made to the Seller within 30 days after receipt of the insurance payment by the relevant Group Company.

(b)	If at any time on or after Completion there is a Loss of any kind whatsoever that is suffered by any Group Company, that would give rise to a claim against the Seller under this Agreement and that is or is reasonably likely to be covered under the terms of such Group Company’s insurance, then the Buyer shall use its reasonable endeavours on and after Completion to cause such Group Company to file a claim against the relevant insurance providers and to pursue and enforce such claim to the extent that it is reasonable to do so but without the obligation on the Buyer or on the Group Company concerned to incur any unreasonable costs or expenses in connection therewith.

9.6	Confidentiality

The terms and conditions of this Agreement (including the Schedules hereto and the Disclosure Letter) shall be considered confidential. Each Party agrees that it shall, and that it shall procure that its Affiliates, employees, officers and directors shall, keep and maintain all such terms and conditions in strict confidence; provided that such terms and conditions may be disclosed:

(a)	to such contractors, consultants, employees, attorneys, accountants and other persons where disclosure of such confidential information and data is necessary for such persons’ work, including in connection with the resolution of any dispute between the Buyer and the Seller, provided such Party procure that such contractors, consultants, employees, attorneys and other persons maintain confidentiality as required pursuant to this Clause 9.6;

(b)	to the extent required in order to comply with any applicable laws or pursuant to any legal proceedings or because of any order of any court;

(c)	to an Affiliate, provided such Party procure that such Affiliate maintains confidentiality as required pursuant to this Clause 9.6;

(d)	to the extent such information or data must be disclosed pursuant to any rules or requirements of any Governmental Authority or stock exchange; and

(e)	where any data or information has become, through no fault of the disclosing Party or its Affiliates, part of the public domain.

9.7	Management Term Sheet

The Parties shall use all of their respective reasonable endeavours to procure that, as soon as practicable after the Signing Date and in any event prior to the Completion Date, the Buyer and its subsidiaries on one hand and the Participating Management Shareholders on the other hand negotiate and execute the Management Documentation in order to reflect the terms of the Management Term Sheet.

CLAUSE 10 COVENANTS OF THE SELLER

10.1	Information

During the Interim Period, the Seller shall notify the Buyer of anything of which the Seller becomes aware that constitutes an unexpected emergency or that constitutes any other material change in the ordinary course of business of any Group Company and of any material complaints, investigations, hearings, adjudicatory or arbitral proceedings (including submissions thereto) of any Governmental Authority or arbitral tribunal (including any written communications from any Governmental Authority or arbitral tribunal that the same may be contemplated) involving the properties or other assets of any Group Company, and keep the Buyer reasonably informed of such events and, at the request of the Buyer, permit the Buyer’s representatives reasonable access to all materials prepared in connection therewith. The Buyer agrees to hold all information it receives from the Seller with respect to the Group and to cause its representatives who receive any such information to hold such information as confidential information under the Confidentiality Agreement until Completion occurs, will not use any of such information at any time prior to Completion except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to the Seller all copies of such information that are in its possession. Notwithstanding the foregoing provisions of this Clause 10.1, nothing in this Agreement will obligate the Seller, any of the Seller’s Affiliates or any Group Company to take actions that would violate the terms of any applicable law or any contract, confidentiality obligation or other undertaking or agreement to which the Seller, any of the Seller’s Affiliates or any Group Company is a party or to which the Seller, any of the Seller’s Affiliates or any Group Company or any of their respective assets are subject.

10.2	Notices and Consents

The Seller will use its reasonable endeavours to, and will use its reasonable endeavours to cause each Group Company to, obtain any Consents and Permits necessary for consummation by the Seller of the transactions contemplated by this Agreement. The Seller shall provide to the Buyer a copy of any such Consents and Permits and shall keep the Buyer reasonably informed regarding the status of the procurement of any such Consents and Permits. The Seller will also take and procure that each Group Company take all action reasonably requested by the Buyer (but without the obligation to incur any costs or expenses in connection therewith) to assist the Buyer to obtain any Consents and Permits pursuant to Clause 11.1.

10.3	Operation of Business

(a)	During the Interim Period, the Seller shall use all reasonable endeavours to procure that, subject to the terms of Clause 10.3(c), the Group Companies carry on their businesses in the ordinary course of business, consistent with past practice and in accordance with the Company Business Plan.

(b)	During the Interim Period, there shall be meetings of a group (the “Interim Period Committee”) comprised of two representatives of the Parties as set forth below (each, a “Committee Member”). The Interim Period Committee meetings shall be held at least on a bi-weekly basis at times and at a location to be mutually agreed by the Committee Members. At each Interim Period Committee meeting, the Committee Members shall discuss and consult regarding the information from time to time provided to the Buyer pursuant to Clause 10.1, the progress of any actions previously discussed and agreed by the Interim Period Committee, any events or circumstances of the type described in Clause 10.4(a) and any other matters reasonably requested by any Committee Member regarding the business, operations and activities of the Group.

As of the Signing Date, the Committee Members designated by the Seller are:

Martin Lea

Chief Executive Officer

Invitel Távközlési Szolgáltató Zrt.

Puskás Tivadar utca 8–10

2040 Budaörs

Telephone: +36 1 801 1355

Fax: +36 1 801 1555

and

Robert Bowker

Chief Financial Officer

Invitel Távközlési Szolgáltató Zrt.

Puskás Tivadar utca 8–10

2040 Budaörs

Telephone: +36 1 801 1374

Fax: +36 1 801 1551

As of the Signing Date, the Committee Members designated by the Buyer are:

Torben V. Holm

Chief Executive Officer

Hungarian Telephone and Cable Corp.

Dorottya Udvar

Bocskai ut 134-146

H-1113 Budapest

Telephone: +36 1 888 3535

Fax: +36 1 888 3693

and

Alex Würtz

Director of Corporate Business Development

Hungarian Telephone and Cable Corp.

Dorottya Udvar

Bocskai ut 134-146

H-1113 Budapest

Telephone: +36 1 888 3666

Fax: +36 1 888 3693

Either Party may by written notice to the other Party appoint an alternate or replacement for its Committee Members.

(c)	During the Interim Period, the Seller shall not, and shall procure that no Group Company shall, take any action that could reasonably be expected to result in a material breach of any Warranty if such Warranty were to be repeated at Completion, and the Seller shall procure that, without the prior written consent of the Buyer (which consent shall not unreasonably be withheld or delayed and shall be deemed to be given if not provided or rejected within 10 days of receipt of the written notice requesting consent, it being agreed that such withholding of such consent for any of the matters set forth in subclauses (ii) through (vii) shall be deemed to be reasonable) or except as set forth in the Company Business Plan or in connection with the Permitted Acquisition, no Group Company:

(i)	takes any material action or enter into any material transaction outside of the ordinary course of business;

(ii)	amends its constitutional documents except as required by law or for good administrative reasons (such as change of seat or directors);

(iii)	enters into any merger, consolidation or sale of all or substantially all of its assets with any person which is not a Group Company;

(iv)	issues, sells or agrees to sell any security in the capital of that Group Company;

(v)	alters or reorganises its outstanding capital stock or equity securities or declares, sets aside, makes or pays of any dividend or other distribution in respect of its capital (in cash or otherwise) or purchases or redeems any shares of its capital;

(vi)	issues or sells, or redeems or acquires, or agrees to issue or sell, or redeem or acquire, any of its capital or other equity interest or any options, warrants or other rights to purchase any such shares or other equity interest or any securities convertible into or exchangeable for such shares or equity interests or purchase, or agrees to purchase, any such securities of a third party;

(vii)	reorganises, dissolves or enters into any plan of liquidation or dissolution or similar proceeding, or ceases to carry on its business operations;

(viii)	sells, transfers, leases or pledges, or agrees to sell, transfer, lease or pledge (whether by a single transaction or a series of related transactions), any asset, tangible or intangible having a value of more than € 500,000 or, over the course of the Interim Period, assets with a value of more than € 1,000,000 in the aggregate. For the avoidance of doubt, this limitation shall not apply to the lease of capacity or dark fibres to third parties by any Group Company;

(ix)	cancels or terminates any material insurance policy, unless such insurance policy is replaced by an insurance policy of similar scope and substance;

(x)	provides any credits, lend amounts or issue credit notes or waive or cancel any receivable or debt owed to it having a face value of more than € 100,000 or, over the course of the Interim Period, provides credits, loans, credit notes and waivers and cancel receivables and debts having a face value of more than € 1,000,000 in the aggregate;

(xi)	incurs of any new Debt over the course of the Interim Period in an aggregate principal amount in excess of € 1,000,000 in the aggregate;

(xii)	amends in any material respect any Material Contract;

(xiii)	enters into any new contract or agreement that would qualify as a Material Contract;

(xiv)	makes any individual purchase that would qualify as a capital expenditure in excess of € 500,000 or, over the course of the Interim Period, aggregate purchases that would qualify as capital expenditures in excess of € 1,000,000;

(xv)	enters into any swap, forward contract, futures contract, option or any other derivative or financial arrangement, other than in the ordinary course of business;

(xvi)	commences or settles any material litigation involving any of the Group Companies;

(xvii)	employs any management staff member, or terminates any Key Employee;

(xviii)	enters into any retirement, profit sharing or share incentive scheme for the benefit of its officers or employees or varies any existing scheme in any material respect; or

(xix)	changes its accounting policies, except as required by law, IFRS or the relevant accounting standards applicable in the country in which it is domiciled.

(d)	During the Interim Period, the Seller shall deliver to the Buyer each of the following:

(i)	within 25 days after each Monthly Accounts Date, the Monthly Schedule and the monthly management accounts in the same format as the Monthly Management Accounts; and

(ii)	within 30 days after the end of each calendar quarter, the accounts of the Group, in Euro and in Hungarian Forints, in the same format the Quarterly Accounts and reviewed by KPMG Hungária Kft.

10.4	Notice of Developments

(a)	During the Interim Period, the Seller shall notify the Buyer in writing or shall procure that the Committee Members designated by Seller shall notify the Committee Members designated by the Buyer in writing promptly if the Seller becomes aware of any event or circumstance either (i) originating prior to the Signing Date that in the reasonable opinion of the Seller constitutes a breach of the Warranties given on the Signing Date (any such disclosure referred to in (i), a “Potential Breach Disclosure”) or (ii) that has occurred since the Signing Date and that in the reasonable opinion of the Seller would, if subsisting on the Completion Date, constitute a breach of the Warranties deemed to be given by the Seller immediately before the time of Completion and/or constitutes a Material Adverse Effect (any such disclosure referred to in (ii), an “Interim Period Disclosure”).

(b)	Each Potential Breach Disclosure and Interim Period Disclosure shall include a reasonably detailed description of the relevant event or circumstance and the Seller’s reasonable estimate as to the consequences of such event or circumstance on the Group or either Party hereto (including a reasonable estimate of any Losses that may be suffered by the Group or either Party hereto).

(c)	No later than 10 Business Days from the receipt of any Interim Period Disclosure, the Buyer shall notify the Seller in writing whether or not it considers that the Interim Period Disclosure is material and, as a result, if Completion occurs, the Buyer wishes to recover against the Seller for breach of the Warranties given immediately prior to Completion (any such notice, a “Material Breach Notice”).

(d)	In the event that the Buyer shall deliver to the Seller a Material Breach Notice, then the Seller shall use its reasonable endeavours to cure the underlying event or circumstance or its effects (to the extent they are capable of cure) during a period of 20 Business Days following such notification. On or prior to the expiry of such 20 Business Day period, the Seller shall provide the Buyer with written notice of either its cure or its failure to cure the underlying event or circumstance and/or its effects (an “Update Notice”). If the underlying event or circumstance and/or its effects have not been cured, then the Seller shall have the right to terminate this Agreement by so stating in the Update Notice.

(e)	Unless the Buyer has issued a Material Breach Notice in accordance with Clause 10.4(c) with respect to any Interim Period Disclosure, then to the extent that the Interim Period Disclosure shall have complied with the requirements of Clause 10.4(b), such Interim Period Disclosure shall be deemed to have amended the Disclosure Letter, to have qualified the Warranties deemed to be given by the Seller immediately before Completion and to have cured any breach of Warranty that otherwise might have existed hereunder by reason of such event or circumstance.

(f)	For the avoidance of doubt, absent any agreement to the contrary by the Buyer, no Potential Breach Disclosure shall serve to excuse the Seller from liability under Clause 6.1.

(g)	If during the Interim Period the Buyer becomes aware otherwise than as a result of a notification pursuant to Clause 10.4(a) of any event or circumstance that constitutes or could reasonably be expected to result in a Material Adverse Effect, the Buyer shall notify the Seller thereof and the Parties shall thereafter follow the procedure set forth in Sub Clauses (d) and (e) above mutatis mutandis. For this purpose, the Buyer shall be deemed to be aware of any matters which are actually known to the Buyer’s Awareness Persons.

10.5	Exclusive Dealing

During the Interim Period, the Seller shall not take, and shall cause the Group Companies to refrain from taking, any action to, directly or indirectly, encourage, initiate or engage in any discussions or negotiations with, or provide any information to, any person (other than the Buyer and/or its Affiliates) concerning:

(a)	any purchase by such person of the Sale Shares (or any of them);

(b)	any issuance of any new shares by the Group Companies;

(c)	any merger, demerger or transformation of the Group Companies; or

(d)	any sale, lease, transfer or assignment by any Group Company of any asset or related assets having a value in excess of € 1,000,000 other than in the ordinary course of business. For avoidance of doubt, this limitation shall not apply to the lease of capacity or dark fibres to third parties by any Group Company.

10.6	Warranty Insurance

Prior to the Signing Date, the Seller has provided the Buyer with the opportunity to review a copy of the final forms of the policies relating to the Warranty and Indemnity Insurance (collectively, the “Warranty Insurance Policy”) which the Seller intends to execute on the Signing Date. The Seller (a) shall not, and shall procure that, on or prior to Completion, no Group Company shall, take any action that results or could reasonably be expected to result in a material breach of the Warranty Insurance Policy or render it unenforceable, (b) shall not modify or amend the Warranty Insurance Policy without the prior written consent of the Buyer (which consent may not be unreasonably withheld or delayed) and (c) shall not undertake any action to dissolve or liquidate the Seller prior to the later of the expiration of all Survival Periods or the resolution of any claims of the Buyer against the Seller hereunder for which a Claim Notice has been issued prior to the expiration of the relevant Survival Period.

CLAUSE 11 COVENANTS OF THE BUYER

11.1	Notices and Consents

The Buyer will use its reasonable endeavours to obtain any Consents and Permits necessary for consummation by the Buyer of the transactions contemplated by this Agreement, including the issuance of a resolution by the Hungarian Economic Competition Office, the Romanian Competition Council and, if required, the European Commission, approving the transaction contemplated by this Agreement. The Buyer shall provide to the Seller a copy of any such Consents and Permits, shall keep the Seller reasonably informed regarding the status of any such Consents and Permits, and shall provide to the Seller any information reasonably requested by the Seller from time to time regarding or in order to obtain and maintain such Consents and Permits. The Buyer will also take all action reasonably requested by the Seller (but without the obligation to incur any costs or expenses in connection therewith) to assist the Seller and/or the Group Companies to obtain any Consents and Permits pursuant to Clause 10.2.

11.2	Notice of Developments

The Buyer shall give prompt written notice to the Seller of anything that, to the knowledge of the Buyer, constitutes a material breach of any of the warranties, covenants or undertakings of the Buyer or the Seller set forth in this Agreement. For this purpose, the Buyer shall be deemed to be aware of any matters which are actually known to the Buyer’s Awareness Persons.

11.3	Confidentiality

The provisions of the Confidentiality Agreement are hereby incorporated herein by reference. The Buyer hereby agrees to be and remain bound by the provisions of the Confidentiality Agreement with respect to all Confidential Information (as defined therein) regarding the Group Companies until Completion occurs.

11.4	Retention of Records

From and after Completion, the Buyer shall cause each Group Company to maintain copies of all books and records relating to the business, operations and activities of such Group Company (including all contracts, agreements, ledgers, records of corporate proceedings, Tax records, financial statements, documents of title to tangible property, inventory and sales records, and personnel records) and shall prevent such Group Company from destroying any such books or records for a period of six years after Completion without first allowing the Seller, at the Seller’s expense, to make copies of the same. During that period, the Buyer shall, upon the reasonable request of the Seller, cause each Group Company to: (a) grant to the Seller and its representatives reasonable access, cooperation and staff assistance at all reasonable times and upon reasonable notice to all of such books and records relating to the period of time prior to Completion; (b) afford the Seller and its representatives the right, at the Seller’s expense, to take extracts therefrom and to make copies thereof; and (c) to have access to the employees of such Group Company, all to the extent reasonably necessary or appropriate for the preparation of Tax returns or notifications and the handling of Tax audits, disputes and litigation; provided, however, that such requested access, cooperation and assistance shall not unreasonably interfere with the normal operations of such Group Company and, notwithstanding that the information relates to a period of time prior to Completion, the Seller shall keep that information confidential and use it only for the purpose for which it was sought.

CLAUSE 12 TERMINATION

12.1	Termination

Notwithstanding anything contained in this Agreement to the contrary, the Parties may terminate this Agreement as provided below:

(a)	the Buyer and the Seller may terminate this Agreement by mutual written consent;

(b)	the Buyer may terminate this Agreement by giving written notice to the Seller at any time prior to Completion: (i) in the event that the Seller has breached any material covenant or agreement contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach; or (ii) if Completion shall not have occurred on or before the Termination Date by reason of the failure of any condition precedent under Clauses 4.1 or 4.3 (unless the failure results primarily from the Buyer itself breaching any warranty, covenant or agreement contained in this Agreement);

(c)	the Seller may terminate this Agreement by giving written notice to the Buyer at any time prior to Completion: (i) in the event that the Buyer has breached any material warranty, covenant or agreement contained in this Agreement in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach; or (ii) if Completion shall not have occurred on or before the Termination Date by reason of the failure of any condition precedent under Clauses 4.1 or 4.2 (unless the failure results primarily from the Seller itself breaching any warranty, covenant or agreement contained in this Agreement);

(d)	the Seller may terminate this Agreement in accordance with Clause 10.4(d); and

(e)	in accordance with Clause 5.4(b).

12.2	Effect of Termination

If this Agreement is terminated pursuant to Clause 12.1 prior to Completion, then all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party (except for any liability of either Party then or previously in breach); provided, however, that notwithstanding termination of this Agreement, the Confidentiality Agreement shall remain in full force and effect.

CLAUSE 13 TRANSFER TAXES

13.1	Transfer Taxes

The Buyer and the Seller shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, use, transfer and stamp taxes, any transfer, recording, registration and other fees or assessments, and any similar taxes, assessments or fees that become payable as a direct result of the sale by the Seller to the Buyer contemplated by this Agreement (“Transfer Taxes”). The Buyer shall pay or cause to be paid any such Transfer Taxes imposed in the Netherlands Antilles.

CLAUSE 14 MISCELLANEOUS

14.1	Notices

All notices and other communications required or permitted hereunder will be in writing to the other Party at the address specified below:

(A)	If the Buyer, to:

Hungarotel Távközlési Zrt.

Dorottya Udvar

Bocskai ut 134-146

H-1113 Budapest

Attention: Torben V. Holm, Chief Executive Officer and Alex Würtz, Director of Corporate Business Development

Fax: +36 1 888 3693

With a copy to:

Köves Clifford Chance

Madách Imre út 14.

1075 Budapest

Hungary

Attention: dr. Péter Lakatos

Fax: +36 1 429 1390

(B)	If to the Seller, to:

Invitel Holdings N.V.

Pareraweg 45

Curaçao, Netherlands Antilles

Attention: Managing Director

Fax: +59 994 343 533

With a copy to:

Mid Europa Partners LLP

161 Brompton Road

SW3 1EX, London

United Kingdom

Attention: Craig Butcher

Fax Number: +44 207 886 3639

and

GMT Communications Partners Limited

Sackville House, 40 Piccadilly

W1J 0DR, London

United Kingdom

Attention: Timothy S. Green

Fax: +44 207 292 9390

and

Réczicza White & Case LLP

Andrássy út 11.

1061 Budapest

Hungary

Attention: Robert Irving

Fax Number: +36 1 488 5299

Either Party may send any notice, request, demand, claim or other communication hereunder to the recipient Party at the address set forth above by mail, personal delivery, expedited or overnight courier, messenger service or telecopy, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the recipient Party. Either Party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

14.2	Expenses

Save as regards the costs of the Independent Accountant, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such costs and expenses. For the avoidance of doubt, the Seller shall procure that on and after the Completion Date no Group Company shall have any liability for any costs and expenses incurred by such Group Company prior to the Completion Date in connection with this Agreement and the transactions contemplated hereby.

14.3	Currency

Each reference in this Agreement to Euros is of the essence and the obligations of the Seller and the Buyer in respect of any amount due under this Agreement shall (unless otherwise indicated or unless pursuant to a judgment rendered in another currency) be discharged in Euros.

14.4	Assignment, Successors and Assigns

(a)	Except as expressly provided in Clauses 14.4(b) and (c), neither of the Parties may assign, transfer, pledge, delegate or otherwise encumber any of its rights or duties hereunder without the prior written consent of the other Party. Any assignment or delegation made in violation of the foregoing provisions shall be void. Subject to the preceding provisions of this Clause 14.4, this Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(b)	The Buyer may, on notice to the Seller, assign or transfer all or part of its rights and obligations under this Agreement to an Affiliate without the prior written consent of the Seller provided that the Buyer shall remain jointly and severally liable with the assignee for the fulfillment by the assignee of the duties assigned and if the assignee fails to perform any of its said duties under this Agreement, the Buyer will indemnify the Seller for all and any loss or damage suffered by it as a consequence of the assignee’s failure.

(c)	The Buyer may at any time upon written notice to the Seller (such notice to provide reasonable details of the relevant transaction) pledge its rights to claims against the Seller under this Agreement in favour of its lenders.

14.5	Further Assurances

Each Party shall, from time to time now or at any time in the future, and at its own cost and expense, do or procure the carrying out of such acts and/or execute or procure the execution of all such documents as may be reasonably necessary for giving full effect to this Agreement.

14.6	Waiver

Either Party by written notice to the other Party may: (a) extend the time for performance of any of the obligations or other actions of the other Party under this Agreement; (b) waive any inaccuracies in the warranties of the other Party contained in this Agreement; (c) waive compliance with any of the other Party’s conditions precedent contained in this Agreement; or (d) waive performance of any of the obligations of the other Party under this Agreement. Except as provided in the immediately preceding sentence, no action taken pursuant to this Agreement will be deemed to constitute a waiver of compliance with any warranties, conditions or covenants contained in this Agreement and will not operate or be construed as a waiver of any subsequent breach, whether of a similar or dissimilar nature.

14.7	Entire Agreement

This Agreement (including the documents delivered in connection herewith or contemplated hereby) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof, except for: (a) the Confidentiality Agreement; and (b) any other agreement executed by the Parties at Completion. Nothing in this Clause 14.7 shall, however, operate to limit or exclude any liability for fraud.

14.8	Amendments

This Agreement may be amended or supplemented at any time only by a written agreement signed by duly authorised representatives of each of the Parties.

14.9	No Third Party Beneficiaries

This Agreement shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, whether pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise.

14.10	Applicable Law

This Agreement shall be governed by and construed in accordance with English law.

14.11	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement.

14.12	Severability

In the event that any provision of this Agreement shall be determined to be unenforceable for any reason, every other provision of this Agreement shall remain in full force and effect. Notwithstanding the foregoing, the Parties shall thereupon negotiate in good faith in order to agree to the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provisions so found to be unenforceable.

14.13	Arbitration

(a)	If any dispute, controversy or claim arises out of or in connection with this Agreement, including any question regarding its existence, validity or termination (a “Dispute”) the Parties shall use all reasonable endeavours to resolve the matter amicably. If either Party gives the other Party notice that a Dispute has arisen and the Parties are unable to resolve the Dispute within 30 calendar days of service of the notice then the Dispute shall be referred to the chief executive officer of the Buyer and Martin Lea, Tim Green and Craig Butcher on behalf of the Seller who shall attempt to resolve the Dispute. No Party shall resort to arbitration against the other under this Agreement until thirty (30) calendar days after such referral.

(b)	All Disputes, which are unresolved pursuant to Clause 14.13(a) and which a Party wishes to have resolved, shall be referred upon the application of any Party to and finally settled under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”) in force at the Signing Date, which Rules are deemed to be incorporated by reference to this Clause 14.13. The number of arbitrators shall be three, appointed in accordance with those Rules. The seat of the arbitration shall be Budapest, Hungary. The language of this arbitration shall be English.

(c)	The arbitrators shall have the power to grant any legal or equitable remedy or relief available under law, including injunctive relief, whether interim and/or final, and specific performance, and any measures ordered by the arbitrators may be specifically enforced by any court of competent jurisdiction. Each Party retains the right to seek interim or provisional measures, including injunctive relief and including pre-arbitral attachments or injunctions, from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate. For the avoidance of doubt, this Clause 14 is not intended to limit the powers of the court exercisable in support of arbitration proceedings pursuant to Section 44 of the Arbitration Act 1996.

(d)	In the event an arbitration pursuant to any of this Agreement or the Escrow Agreement is pending (the “Pending Arbitration”) when a Dispute arises pursuant to either of such other agreements (the “Subsequent Dispute”), the Parties agree that the Subsequent Dispute shall be joined into the Pending Arbitration and finally settled by the Arbitral Tribunal appointed for said Pending Arbitration, as follows:

(A) Any party to the Subsequent Dispute may request joinder of said Dispute into the Pending Arbitration by written application to the arbitral tribunal, with copies to the other parties to the relevant agreements and to the Secretary General. Such request shall include those items described in Articles 4.3(a), (b), (c) and (d) of the 1998 Rules of Arbitration. Parties to both the Pending Arbitration and the Subsequent Arbitration shall be given 30 days to comment upon the request for joinder. Within this same period, the other party or parties to the Subsequent Dispute shall also provide to all parties and the Arbitral Tribunal the information called for in Articles 5.1(a), (b) and (c) of the 1998 Rules of Arbitration.

(B) After considering the request for joinder, and the comments of the other parties on joinder of the Subsequent Dispute, the arbitral tribunal shall decide by a procedural order upon the request for joinder, and may refuse such joinder only if (a) at least one party to the Pending Arbitration opposes the joinder and (b) the arbitral tribunal deems that, in light of all of the issues raised in both arbitrations and the totality of the circumstances, it is clear that the interests of (i) judicial economy, (ii) the prompt and efficient resolution of the issues presented in both arbitrations and (iii) providing justice to the parties would be disserved by such joinder.

IN WITNESS WHEREOF each party has executed this Agreement, or caused this Agreement to be executed by its duly authorized representatives.

Schedule One

The Group

Part 1 : Details of the Company

Company name	:	Matel Holdings N.V.

Company number	:	86225

Date and place of incorporation	:	27 December 2000 Curaçao, the Netherlands Antilles

Registered address	:	Kaya W.F.G. (Jombi) Mensing 14

Authorised share capital	:	N/A

Nominal capital (issued share capital)	:	€ 63,157.-

Shareholders	:	Invitel Holdings N.V.

Directors	:	Curaçao Corporation Company N.V. ING Trust (Antilles) N.V.

Auditor	:	KMPG

Part 2 : Details of the Company’s subsidiaries

(a)	Company name	:	Magyar Telecom B.V.

	Company number	:	33286951 0000

	Date and place of incorporation	:	December 17, 1996, Amsterdam

	Registered address	:	Prof JH Bavicklaan 7, 1183AT Amsterdam, The Netherlands

	Authorised share capital	:	EUR 408,600,000

	Issued share capital	:	EUR 92,201,225.60

	Shareholders	:	Matel Holdings N.V.

	Directors	:	Amicorp Netherlands B.V.

ING Management (Nederland) B.V.

	Auditor	:	KPMG Holding N.V.

(b)	Company name	:	Invitel Távközlési Szolgáltató Zrt.

	Registration number	:	Cg. 13-10-040575

	Date and place of incorporation	:	September 20, 1995, Budaörs

	Registered address	:	Puskás Tivadar utca 8–10, 2040 Budaörs, Hungary

	Authorised and Issued share capital	:	HUF 20,000,000,000

	Shareholders	:	Magyar Telecom B.V. (74.67%), V-holding Rt. (17.00%), Invitel Rt. (8.30%) and 38 municipalities (jointly holding 0.02%)

	Directors	:	(Members of the Board of Directors are:) Timothy Simon Green, Craig Nimrod Butcher, Thierry Marie Baudon, Ian Robert McKenzie (chairman), Martin Lea, Robert Bowker, Kerim Turkmen

	Auditor	:	KPMG Hungária Kft.

(c)	Company name	:	V-holding Tanácsadó Zrt.

	Registration number	:	Cg. 13-10-040658

	Date and place of incorporation	:	February 25, 1999, Budaörs

	Registered address	:	Puskás Tivadar utca 8–10, 2040 Budaörs, Hungary

	Authorised and Issued share capital	:	2,800,000,000

	Shareholders	:	Magyar Telecom B.V. (100% - one share), Invitel Rt. (one share)

	Directors	:	Timothy Simon Green, Craig Nimrod Butcher, Ian Robert McKenzie, Martin Lea

	Auditor	:	KPMG Hungária Kft.

(d)	Company name	:	Euroweb Internet Szolgáltató Zrt.

	Registration number	:	01-10-044965

	Date and place of incorporation	:	Registered with the Metropolitan Court as Court of Registration on October 13, 2003

	Registered address	:	H-1138 Budapest, Váci út 141

	Authorised and Issued share capital	:	HUF 20,000,000

	Shareholders	:	Invitel Távközlési Szolgáltató Rt. (100%, holding 20,000 shares, with a total nominal value of HUF 20,000,000)

	Directors	:	Gyöngyvér Gerlei, Ágnes Jagicza, Péter Bezerédy

	Auditors	:	Deloitte Könyvvizsgáló és Tanácsadó Kft. (appointed until May 31, 2006)

(e)	Company name	:	S.C. Euroweb Romania S.A.

	Registration number	:	R 10347830

	Date and place of incorporation	:	Registered with the Bucharest Register of Commerce on March 16, 1998

	Registered address	:	102 Lipscani St., Nouveau Center, corp A, 3rd floor, Bucharest 3rd District

	Authorised and Issued share capital	:	ROL 32,073,835,000 (ROL 31,013,585,000 plus USD 50,000)

Shareholders	:	Invitel Távközlési Szolgáltató Rt. (holding 99.96% of the shares), Gheorghe M. Rusu, Eugen Ghe. Rusu, Elena T. Jugariu and Cristina Frent-Lung (holding each 0.01% of the shares)

Administrators	:	Martin Robert, Robert Mitford, Marco Willemse, Péter Bezerédy

General Manager	:	Mr. Stan Laurentiu

Auditors	:	Auditors Commission: Adina Tudorache, Filip Maria, Vlad Melinte (members) and Protopopescu Petrisor, Protopopescu Natalia Fleur, Ciopeica Felicia (substitutes)

Schedule Two

Definitions

“Access Agreement” has the meaning specified in Paragraph 18.7 of Schedule Three.

“Accounts” means, collectively, the audited consolidated financial statements (balance sheet, profit and loss statement and statement of cash flows) of Matel for the accounting reference period ending on the Accounts Date and for the previous accounting reference period, together with, in each case, the auditors’ and directors’ reports and the notes to the audited financial statements.

“Accounts Date” means 31 December 2005.

“Affiliate” (whether capitalised or not) shall mean when used with respect to a person, any other person:

(a)	that directly or indirectly (through one or more intermediaries) controls, or is controlled by, or is under common control with, such first mentioned person; or

(b)	that beneficially owns, holds or controls more than 50% of the equity interest in the first mentioned person.

“Aggregate Basket Amount” has the meaning specified in Paragraph 1.5 of Schedule Five.

“Agreed HTCC Share Price” shall mean the average closing price per share of HTCC Shares on the American Stock Exchange for the 20 trading days immediately prior to the date of this Agreement converted into Euro using the spot rate of the European Central Bank at 2:15 p.m. Central European Time on the Signing Date.

“Agreement” has the meaning specified in the introduction to this agreement.

“Bank Guarantee” has the meaning specified in Clause 3.2(d).

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in Hungary, The Netherlands and the United Kingdom.

“Buyer” has the meaning specified in the introduction to this Agreement.

“Buyer Documents” has the meaning specified in Paragraph 1.1 of Schedule Four.

“Buyer’s Awareness Persons” means, collectively, Torben V. Holm, Alex Würtz, Tamas Vagany and Steven Fust (from the date the latter is employed or engaged by the Buyer or one of its subsidiaries).

“Capital Expenditure” means, in accordance with IFRS, an expenditure in the nature of an investment for the acquisition, betterment or improvement to property, plant and equipment, that is chargeable to the capital asset account and that in most cases is depreciable.

“Cash and Cash Equivalents” means, collectively (i) money or the equivalent thereof, including currency, coins, negotiable cheques, balances in bank accounts and interest-bearing financial assets of any Group Company, (ii) deposits held at call by any Group Company with banks and (iii) other short-term highly liquid investments of any Group Company with original maturities of three months or less.

“Claim Notice” has the meaning specified in Paragraph 1.3 of Schedule Five.

“Collective Agreement” means any agreement or arrangement made by or on behalf of a Group Company and by or on behalf of any one or more trade unions, works councils, staff associations or other body representing employees and any agreement or arrangement made by or on behalf of any employers’ or trade association and one or more trade unions, works councils, staff associations, association of trade unions or other central body representing employees which applies to a Group Company or to which a Group Company is subject.

“Committee Member” has the meaning specified in Clause 10.3(b).

“Company” has the meaning specified in the Recitals.

“Company Business Plan” means, collectively, the business plans and budgets for the Group for the period from the Signing Date to 31 December 2006 and for the financial year commencing on 1 January 2007, respectively, each as attached to the Disclosure Letter (as such business plans and budgets may be amended from time to time by agreement between the Parties).

“Completion” has the meaning specified in Clause 5.1 (a).

“Completion Date” has the meaning specified in Clause 5.1(a).

“Completion Date Net Working Capital Differential” means the amount by which the Net Working Capital as of the Completion Date is lower than negative HUF 2,200,000,000. For the avoidance of doubt, if the Net Working Capital as of the Completion Date exceeds negative HUF 2,200,000,000, the Completion Date Net Working Capital Differential shall be deemed to be zero. For illustrative purposes, (i) negative HUF 2,200,000,001 shall be considered lower than negative HUF 2,200,000,000 resulting in a Completion Date Net Working Capital Differential of HUF 1 and (ii) negative HUF 2,199,999,999 shall be considered to exceed negative HUF 2,200,000,000 resulting in a Completion Date Net Working Capital Differential of zero. The Completion Date Net Working Capital Differential shall be converted from HUF into Euro using the spot rate of the European Central Bank at 2:15 p.m. Central European Time on the Signing Date.

“Confidentiality Agreement” means the confidentiality agreement dated 31 January 2006 between the Company, the Seller and the Buyer.

“Consent” means any consent or approval of any person, but excluding any Permit.

“Contractors” means any individuals whose services are made available to a Group Company for a significant portion of that individual’s working time and on a continuous basis pursuant to a services, consulting or similar agreement.

“Data Room” means the data room at the offices of Réczicza White & Case located at Andrássy út 11, H-1061 Budapest containing documents and written information about the Group Companies, including legal, financial and technical vendor due diligence reports and legal, financial and commercial records and documents, or any other documents included therein by the Seller (a comprehensive list of which documents and information is attached to the Disclosure Letter), to which the Buyer was given access for the purposes of conducted a due diligence review of the Group Companies prior to the Signing Date.

“Debt” means collectively:

(a)	the principal amount of all indebtedness for borrowed money (including the principal amount under the Senior Credit Facility Agreement and the principal amount under the facility agreement, dated 1 May, 2006 between HVB Bank Hungary, as lender, and Invitel, as borrower), whether or not evidenced by a promissory note or other certificate, owed by any Group Company to any person; and

(b)	the principal amount of indebtedness of any Group Company evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security (including irrespective of market value, €142,000,000 aggregate principal amount under the Notes); and

(c)	€125,000,000 aggregate principal amount under the PIK Notes; and

(d)	for the purpose of the calculation of “Net Financial Debt”, the net of the individual asset and liability positions of any Group Company resulting from the fair valuation of the financial instrument contracts (including swaps, forwards, options, futures and other similar derivative or hedging instruments, but for the avoidance of doubt excluding the Notes) but excluding any assets or liabilities recognized as a result of applying hedge accounting in accordance with IFRS. For purposes of the foregoing, the fair valuation of any financial instrument contract shall mean the calculation of the cash obligation as of Completion to terminate the relevant instrument contract; therefore, with respect to any financial instrument contract, the fair valuation is either (i) the amount, if any, to be received by a Group Company to break the derivative financial instrument contract as of Completion, or (ii) the amount, if any, to be paid to a Group Company to break the derivative financial instrument contract as of Completion; and

(e)	all leases of any Group Company classified under IFRS as finance leases; and

(f)	accrued interest on any indebtedness, obligation, claim or liability described in clauses (a) through (e) above (including on the principal amounts under the Notes and the Senior Credit Facility Agreement);

provided, however, that the term “Debt” shall be deemed to exclude any indebtedness of a Group Company to another Group Company.

An example of the calculation of Debt is set out at Schedule Twelve.

“Deed of Transfer” means a deed of transfer (akte van levering) of the Sale Shares transferring the Sale Shares to the Buyer and containing the acknowledgment by the Company of such transfer, substantially in the form of Schedule Nine.

“Disclosure Letter” means the letter dated as at the Signing Date from the Seller to the Buyer.

“Dispute” has the meaning specified in Clause 14.13(a).

“Dispute Notice” has the meaning specified in Clause 3.3(b).

“Draft Completion Date Statement” has the meaning specified in Clause 3.3(a).

“Encumbrance” means a mortgage, charge, pledge, lien, option, easement, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or any other type of preferential arrangement (including a title transfer or retention arrangement) having similar effect.

“Escrow Account” means the account and/or deposit facility (as the case may be) to be maintained in each case pursuant to, and for purposes of Clause 3.2 by the Escrow Agent in its own name and under the terms of the Escrow Agreement.

“Escrow Agent” means Fortis Bank (Netherlands) N.V. or such other reputable bank as the parties may agree.

“Escrow Agreement” means the escrow agreement in the agreed terms to be entered into between the Seller, the Buyer and the Escrow Agent substantially in the form attached hereto as Schedule Eleven.

“EURIBOR” means the interest rate per annum for deposits in Euro at which Euro deposits were offered for a three-month period (or comparable to such period) appearing on the Reuters Screen as at 11:00 am Brussels time on the relevant due date; for this purpose the “Reuters Screen” means the display designated as the EURIBOR page on the Reuters system or such other page on that system as may replace the EURIBOR page on the Reuters system for the purpose of displaying interbank offered rates for Euro deposits within member states of the European Union which are participants in European Monetary Union.

“Euroweb Hungary” has the meaning specified in the Recitals.

“Euroweb Hungary Management Accounts” means the unaudited condensed balance sheet of Euroweb Hungary as at the Management Accounts Date and the unaudited condensed profit and loss statement and statement of cash flows of Euroweb Hungary for the period ending on such date, in each case as attached to the Disclosure Letter.

“Euroweb Hungary Quarterly Accounts” means the condensed balance sheet of Euroweb Hungary as at the Quarterly Accounts Date and the condensed profit and loss statement and statement of cash flows of Euroweb Hungary for the period ending on such date (as attached to the Disclosure Letter), in each case prepared in Euro and HUF in accordance with IFRS consistently applied and reviewed by KPMG Hungária Kft.

“Euroweb Romania” has the meaning specified in the Recitals.

“Euroweb Romania Management Accounts” means the unaudited condensed balance sheet of Euroweb Romania as at the Management Accounts Date and the unaudited condensed profit and loss statement and statement of cash flows of Euroweb Romania for the period ending on such date, in each case as attached to the Disclosure Letter.

“Euroweb Romania Quarterly Accounts” means the condensed balance sheet of Euroweb Romania as at the Quarterly Accounts Date and the condensed profit and loss statement and statement of cash flows of Euroweb Romania for the period ending on such date (as attached to the Disclosure Letter), in each case prepared in Euro and HUF in accordance with IFRS consistently applied and reviewed by KPMG Romania SRL.

“Final Completion Date Statement” has the meaning specified in Clause 3.3(c).

“Governmental Authority” means any national, federal, regional, state, local or other court, administrative agency or commission or other governmental, administrative or regulatory body, authority, agency or instrumentality.

“Group” means, collectively, the Company, Matel, Invitel, V-Holding, Euroweb Hungary and Euroweb Romania and the expression “Group Company” shall be construed accordingly.

“HTCC Share” means a common share of HTCC, par value USD 0.001, and “HTCC Shares” shall be construed accordingly.

“Hungarian GAAP” means the accounting principles, standards and practices generally accepted in Hungary, applied in compliance with the Hungarian accounting law.

“IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

“Independent Accountant” means KPMG Hungária Kft. or, if such firm is unable or unwilling to act in such capacity and in the absence of agreement between the Parties, an independent firm of internationally recognised accountants to be nominated by or on behalf of the President for the time being of the Institute of Chartered Accountants of England and Wales upon application by either Party.

“Individual Basket Amount” has the meaning specified in Paragraph 1.4 of Schedule Five.

“Information Memorandum” means that certain Confidential Information Memorandum regarding the Group, dated February, 2006.

“Insurance Notice” has the meaning set forth in Clause 4.3(g).

“Insurance Premium” means the premium payable by the Seller to the insurer under the Warranty Insurance Policy.

“Intellectual Property” means (a) all patents and patent applications (including all extensions, revisions and reissuances thereof); (b) all trademarks (registered and unregistered), service marks (registered or unregistered), trade dress, logos, trade names (registered and unregistered) and corporate names, together with the goodwill associated therewith, and the rights to apply for any such rights; (c) all copyrights (registered and unregistered), and all applications, registrations and renewals in connection therewith; (d) all trade secrets and confidential or proprietary business information (including research and development, know-how, formulas, manufacturing and production processes and techniques, technical data, databases, computer programs, designs, drawings, specifications, customer and supplier lists, and business and marketing plans); (e) internet domain names and email addresses; (f) all other proprietary intellectual property rights; and (g) the right to sue for past infringement of any of, or the rights under licences in relation to, the foregoing rights.

“Intellectual Property Rights” means all Intellectual Property used, or required to be used, by a Group Company in, or in connection with, its business.

“Interim Period” means the period from the Signing Date to the Completion Date.

“Interim Period Committee” has the meaning specified in Clause 10.3(b).

“Interim Period Disclosure” has the meaning specified in Clause 10.4(a)(ii).

“Invitel” has the meaning specified in the Recitals.

“IT Systems” means hardware, software, communications networks, telephone switchboards, microprocessors and firmware and other information technology equipment and any other items that connect with any or all of them which in each case are owned or used by the Invitel and are material for the purposes of its business.

“Key Employees” means, collectively, Martin Lea, Robert Bowker, Marco Willemse, Ágnes Jagicza, Zsolt Sárecz, György Zsembery and Ian Mckenzie.

“Leasehold Properties” means the land and premises currently leased by a Group Company, details of which are set out in the Data Room.

“Losses” means all damages, penalties, fines, liabilities, obligations, losses and expenses (including court costs and attorneys’ fees).

“Management Documentation” means, collectively:

(a)	amendments to the management service contracts between the Participating Management Shareholders who are parties to management service contracts with Matel and, for all other Participating Management Shareholders or their respective shareholders, amendments to the employment or service agreements with Invitel or new employment or service agreements with the Buyer or one of its subsidiaries;

(b)	agreements between the Buyer and each of the Participating Management Shareholders, incorporating the terms of the Management Term Sheet with respect to, inter alia, roll-over of such Participating Management Shareholders’ share of the Purchase Price into shares of common stock in the Buyer, registration rights, lock-up and put rights;

(c)	agreements between TDC A/S and each of the Participating Management Shareholders, incorporating the terms of the Management Term Sheet with respect to tag-along rights;

(d)	to the extent not covered in the amendments, contracts and agreements referred to in (a) above, incentive compensation arrangements between the Buyer and the Participating Management Shareholders with respect to the exit bonus and note agreement bonus referred to in the Management Term Sheet; and

(e)	such other agreements and instruments as are reasonably required to effect the term set forth in the Management Term Sheet.

“Management Service Contracts” means, collectively:

(a)	the management service contract dated 7 July 2004 between Matel and Vision 10 Limited, an Isle of Man company, as amended on or around 2 June 2005; and

(b)	the management service contract dated 17 July 2004 between Matel and Rob Investments Limited, an Isle of Man company, as amended on or around 2 June 2005, in each case, in the form made available to the Buyer prior to the Signing Date.

“Management Term Sheet” means the term sheet among the Buyer and the “Participating Management Shareholders” named therein, substantially in the form attached as Schedule Fourteen.

“Matel” means Magyar Telecom B.V., details of which are set out in Part B of Schedule One.

“Material Adverse Effect” means a material adverse effect on the financial condition, assets, business or operations of any Group Company which substantially threatens the overall long-term earnings or cash-flow potential or solvency of the Group (other than as a result of events and circumstances affecting or likely to affect all companies carrying on business in Hungary and or industries in which Invitel carries on business).

“Material Breach Notice” has the meaning specified in Clause 10.4(c).

“Material Contract” means any contract to which a Group Company is a party currently in force:

(a)	which:

(i)	limits the ability of such Group Company to engage in any material line of business or to compete with any person in respect of any material business;

(ii)	involves a shareholder arrangement or joint venture between a Group Company and any other person or under which a Group Company is to participate with any other person in any business (other than pursuant to the terms of this Agreement); or

(b)	involving scheduled payments or payments which could reasonably be expected to amount to €250,000 in the aggregate and which:

(i)	is for the purchase of movable assets or real estate;

(ii)	is for the purchase, lease, construction, service or maintenance of assets (including real property), has a residual term ending more than one year after the date of this Agreement and cannot be terminated by such Group Company without penalty to it on six months’ or less notice;

(iii)	involves operating, development, participation, royalty, marketing, sales, sales representative, dealer, distribution, consignment or brokerage activities, has a residual term ending more than one year after the date of this Agreement and cannot be terminated by such Group Company without penalty to it on six months’ or less notice;

(iv)	involves the provision of technical, management, financial, consulting or other similar services to such Group Company;

(v)	relates to telecommunications services (including interconnection, leased line and data transmission agreements) or relates to the operation of the electronic communications infrastructure enabling the services of such Group Company;

(vi)	involves a commitment by such Group Company to acquire or dispose of shares in another person; or

(vii)	involves the loan or advance to, or investment in, any person (other than another Group Company);

(c)	contains any restriction on the payment by a Group Company on the payment of dividends or other distributions;

(d)	involve the payment by or to such Group Company of more than €500,000, has a residual term of more than one year and cannot be terminated by such Group Company without penalty to it on six months’ or less notice;

(e)	relates to the issuance or repurchase of shares or other equity interests or in respect of registration rights, pre-emptive rights, rights of first refusal, transfer rights or restrictions, voting rights or other rights of share or other equity holders of any of the Group Companies;

(f)	relates to any guarantees or other contingent liabilities of any of the Group Companies in respect of any indebtedness or other contingent obligation of any person (other than another Group Company); or

(g)	contract out to a third party all or a material part of the management of any of the Group Companies.

“Monthly Accounts Dates” means each of the last days of the calendar months after the Signing Date (up to and including the Completion Date).

“Monthly Management Accounts” means the monthly management accounts with respect to the Group (other than the Company) in the form set out in the Data Room.

“Monthly Schedule” means, collectively, the monthly extracts from the consolidated balance sheets of the Company as at the Monthly Accounts Dates, reflecting the Net Financial Debt of the Group as at such dates, reviewed by KPMG Hungária Kft.

“Net Financial Debt” shall mean at any time the difference (positive or negative) between (a) the aggregate Debt of the Group at such time and (b) the aggregate Cash and Cash Equivalents of the Group at such time; provided, however, that for purposes of the calculation of “Net Financial Debt” any Cash and Cash Equivalents expended and any Debt incurred to finance the Permitted Acquisition shall be deemed to be Cash and Cash Equivalents of the Group on the Completion Date. An example of the calculation of Net Financial Debt is set out in Schedule 12.

“Net Working Capital” shall mean:

(a)	current assets of the Group (excluding Cash and Cash Equivalents and derivative financial instruments),

minus

(b)	current liabilities of the Group (excluding derivative financial instruments, Debt and, for the avoidance of doubt, excluding accrued interest),

minus

(c)	any provision of the Group classified as a non-current liability,

in each case, calculated in HUF. An example of the calculation of Net Working Capital is set out at Schedule Thirteen.

“Network” has the meaning specified in Paragraph 18.7 of Schedule Three.

“Notes” means the 10 3/4% senior notes issued by the Company on 6 August 2004.

“Owned Property” means the land and premises currently owned by a Group Company, details of which are set out in the Data Room.

“Party” and “Parties” have the meanings specified in the introduction to this Agreement.

“Pending Arbitration” has the meanings specified in Clause 14.13(d).

“Permit” means any permit, licence, order, certification, ruling, filing or registration (or any exemption therefrom), from any Governmental Authority.

“Permitted Acquisition” means the potential acquisition by the Group disclosed to the Buyer in Section 15 of Part B of the Disclosure Letter.

“Permitted Encumbrances” shall mean collectively (a) Encumbrances noted in the Accounts, (b) Encumbrances consisting of zoning or planning restrictions or regulations, easements, permits, restrictive covenants, encroachments or other restrictions or limitations on the use of property or irregularities in, or exceptions to, title thereto which, individually or in the aggregate, do not materially detract from the value of, or impair the use of, such property and (c) any pledges disclosed in the Disclosure Letter.

“Participating Management Shareholders” has the meaning specified in the Management Term Sheet.

“PIK Notes” means the €125 million floating-rate PIK notes issued by the Seller on or about 30 October 2006.

“Potential Breach Disclosure” has the meaning specified in Clause 10.4(a)(i).

“Preliminary Purchase Price” has the meaning specified in Clause 3.2(a).

“Projections” means, collectively, any and all estimates, predictions, projections or forecasts of any future event, occurrence, performance or other matter.

“Purchase Price” has the meaning specified in Clause 3.1.

“Quarterly Accounts” means the consolidated balance sheet of the Company as at the Quarterly Accounts Date and the profit and loss statement and statement of cash flows of the Company for the nine-month period ending on such date, in each case prepared in Euro and Hungarian Forint in accordance with IFRS consistently applied and reviewed by KPMG Hungária Kft.

“Quarterly Accounts Date” means 30 September 2006.

“Receiving Party” has the meaning specified in Paragraph 1.1 of Schedule Five.

“Rules” has the meaning specified in Clause 14.13(b).

“Sale Shares” means 63,157 ordinary shares in the Company of €1 each, collectively representing 100% of the issued share capital of the Company.

“Seller” has the meaning specified in the introduction to this Agreement.

“Seller Documents” has the meaning specified in Paragraph 1.1 of Schedule Three.

“Seller’s Designated Account” means such bank account(s) as the Seller may notify the Buyer at least five Business Days prior to the Completion Date.

“Sending Party” has the meaning specified in Paragraph 1.1 of Schedule Five.

“Senior Credit Facility Agreement” means the facilities agreement, dated 6 August 2004, between Invitel, as borrower, Matel and V-Holding as guarantors, BNP Paribas as coordinator and the other financing parties named therein.

“Share Notice” has the meaning specified in Clause 3.2(c).

“Shares Amount” has the meaning specified in Clause 3.2(c).

“Signing Date” means the date of this Agreement.

“Specified Rate” means one month EURIBOR plus 3% per annum. The interest rate shall be fixed for each one month period using the one month EURIBOR on Telerate Screen page 248 two Business Days prior to the beginning of each such period.

“Statutory Accounts” means, collectively, the audited Hungarian statutory financial statements (balance sheet, profit and loss statement and statement of cash flows) of each of the Group Companies (other than the Company and Euroweb Romania), in all cases for the accounting reference period ending on the Accounts Date and for the previous accounting reference period, together with, in each case, the auditors’ and directors’ reports and the notes to the audited financial statements.

“Subsequent Dispute” has the meanings specified in Clause 14.13(d).

“Survival Period” shall mean the applicable period of time during which any provision of this Agreement survives following Completion, as set forth in Paragraph 1.3 of Schedule Five.

“Tax” or “Taxation” shall mean and include all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies, withholdings and deductions, including any social security or other similar payments, in each case whenever imposed and all related penalties, charges, costs and interest.

“Taxation Authority” means any Governmental Authority competent to impose Tax.

“Termination Date” means the date which is 240 days following the date of this Agreement, or such other date as the Parties may agree in writing.

“Third Party Claim” has the meaning specified in Paragraph 1.23 of Schedule Five.

“Transfer Taxes” has the meaning specified in Clause 13.1.

“Update Notice” has the meaning specified in Clause 10.4(d).

“VAT” means value-added tax.

“Verification Employees” means, collectively, Martin Lea, Rob Bowker, dr. Ágnes Jagicza, Zsuzsa Czebe, Zsolt Sárecz, Krisztián Mózer, Sándor Halász, Péter Bezerédy and Balázs Fürjes.

“V-Holding” has the meaning specified in the Recitals.

“Warranties” means the warranties set forth in Schedule Three (as such warranties may be qualified from time to time in accordance with Clause 10.4(e)).

“Warranty and Indemnity Insurance” means the warranty and indemnity insurance to be procured by the Seller in accordance with Clause 10.6 for the purpose of insuring the liability of the Seller with respect to any Losses of the Buyer.

“Warranty Insurance Policy” has the meaning set forth in Clause 10.6.

Schedule Three

Warranties of the Seller

1.	Incorporation and Authority

1.1	The Seller is a company duly incorporated and validly existing under the laws of the Netherlands Antilles and has full power and authority to enter into and perform this Agreement and all other documents executed by the Seller which are to be delivered on or prior to the Completion Date (together, the “Seller Documents”), each of which constitutes (when executed) legal, valid and binding obligations of the Seller in accordance with their respective terms.

1.2	The execution, delivery and performance by the Seller of the Seller Documents will not result in a breach of or constitute a default under: (i) any provision of the memorandum or articles of association of the Seller or any Group Company; (ii) any order, judgment or decree of any court or Governmental Authority by which the Seller or, so far as the Seller is aware, any Group Company is bound; or (iii) any agreement or instrument to which the Seller is a party or by which it is bound or, so far as the Seller is aware, any Material Contract to which any Group Company is a party or by which it is bound.

1.3	Neither the Seller nor any Group Company is or will be required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority or any other person in connection with the execution, delivery and performance of the Seller Documents, except where any failure to do so would not have a Material Adverse Effect and would not prevent the Parties from consummating the transactions contemplated by this Agreement.

1.4	The Seller is not insolvent or unable to pay its debts under the insolvency laws of any jurisdiction applicable to the Seller, and has not stopped paying debts as they fall due. No order has been made, petition presented or resolution passed for the winding up of the Seller. No administrator or any receiver or manager has been appointed by any person in respect of the Seller or all or any of its assets and no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed.

2.	Ownership of the Shares; Capitalisation

2.1	The Seller holds of record and owns beneficially the Sale Shares, free and clear of any Encumbrances. No person has asserted to the Seller any claim that such person is entitled to any Encumbrance with respect to any of the Sale Shares. Upon Completion, the Buyer will have acquired good and valid title to the Sale Shares, free and clear of all Encumbrances. Neither the Seller nor the Company is party to any voting trust, proxy or other agreement with respect to the voting of the Sale Shares to which the Company will be bound following the Completion Date.

2.2	The Sale Shares comprise the entire nominal capital of the Company, have been properly and validly issued and allotted and are each fully paid.

2.3	There are no agreements or commitments outstanding which call for the issue of any shares or debentures in or other securities of any Group Company or accord to any person the right to call for the issue of any such shares, debentures or other securities. Neither the Seller nor the Company has either issued any profit sharing certificates (winstbewijzen) or granted any other rights to share in the Company’s profits (winstrechten), nor granted any other rights to third parties entitling such third parties to share in the Company’s profits.

3.	Group Structure

3.1	The particulars of each Group Company set out in Schedule 1 (The Group) are accurate in all respects.

3.2	Each Group Company identified in Schedule 1 (The Group) as a holder of shares in another Group Company is the legal and beneficial owner of such shares. The other persons identified at Part 2 of Schedule 1 as holders of shares are, so far as the Seller is aware, the legal and beneficial owners of such shares. All such shares constitute the entire allotted and issued share capital of such Group Company. Each of such shares is (a) if owned by a Group Company, fully paid and (b) if owned by any other person, so far as the Seller is aware, fully paid.

3.3	The shares owned by a Group Company in another Group Company are free from all Encumbrances and there is no agreement or commitment to which the Seller or any Group Company is a party to give or create any Encumbrance over or affecting the shares owned by a Group Company in any other Group Company. Neither the Seller nor any Group Company has received any written claim and, so far as the Seller is aware, no claim has been made by any person to be entitled to any such Encumbrance.

3.4	No Group Company has any interest in the share capital of any other company which is not a Group Company.

3.5	No Group Company acts or carries on business in partnership or in a joint venture with any other person.

3.6	No Group Company has any branch, agency, place of business or permanent establishment outside its jurisdiction of incorporation.

4.	Constitutional and Corporate Matters

4.1	The Company has been duly incorporated and is validly existing under the laws of the Netherlands Antilles, and each other Group Company has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation.

4.2	The copies of the articles of association of each Group Company, each of which have been set out in the Data Room, are complete and accurate.

4.3	So far as the Seller is aware, the statutory books of each Group Company are properly kept, up to date and contain complete and accurate details of all matters required by applicable law to be entered in them, and no notice or indication that any of them is incorrect or should be rectified has been received by such Group Company.

5.	Contracts

So far as the Seller is aware:

5.1	True and accurate copies of all Material Contracts to which a Group Company is a party have been placed in the Data Room.

5.2	Each of the Material Contracts to which a Group Company is a party is in full force and effect. No Group Company is and, so far as the Seller is aware, no other party is in breach of any such Material Contract. No allegation of any breach or invalidity of any Material Contract been made or received by the Seller or any Group Company. No notice of termination of any such Material Contract has been served or received by the Seller or any Group Company.

5.3	The sale and purchase contemplated by this Agreement will not give any grounds for the rescission, termination, avoidance, amendment or repudiation of any Material Contract, nor will it cause any Group Company, under any Material Contract, to have to pay more for any goods or services it currently receives or to receive any goods or services of a lower or different standard than its currently receives.

6.	Compliance with Laws

6.1	Each Group Company conducts its business in compliance in all material respects with all applicable laws.

6.2	No Group Company has received notice that it is in violation of, or in default with respect to, any statute, regulation, order, decree or judgment of any court or any governmental or regulatory body that could reasonably be expected to have a Material Adverse Effect upon its assets or its business.

7.	Permits

7.1	Each Group Company has and validly uses all material Permits required for the continued and uninterrupted operation of its business.

7.2	So far as the Seller is aware, each such material Permit is in full force and effect, is not subject to any onerous conditions, is not limited in duration (or, if limited in duration, could reasonably be expected to be renewed in the ordinary course of business) and there are no grounds for the termination or revocation of any such material Permit and no such material Permit is subject to any investigation, enquiry or proceeding outstanding which is likely to result in its suspension, modification or revocation.

7.3	The Group Companies comply in all material respects with all the applicable technical requirements and specifications provided for by applicable law with respect to its use of radio or radio-electric frequencies (whether such frequencies may be used with or without a license).

8.	Assets

8.1	Each Group Company owns, or has the right to use, all of the material assets (real or personal, tangible or intangible) which are both used by such Group Company in the operation of its business and necessary for such Group Company’s operation of its business as currently operated.

8.2	All material assets owned or used by any Group Company are in reasonable operating condition and are fit for the use for which they are intended.

8.3	Invitel’s asset register comprises an accurate record of all material equipment, vehicles and other material assets owned, possessed, leased or used by it.

8.4	Each Group Company has a valid title or right to use all premises which it owns, leases or otherwise uses and from or in which it conducts business or operations.

9.	Finance Arrangements

9.1	No Encumbrance has been given by or entered into by any Group Company in respect of any obligations of it or another Group Company (including in respect of borrowings) or in respect of the indebtedness or obligations of any other person.

9.2	No Group Company has outstanding any loan capital or has incurred or agreed to incur any borrowing over € 1,000,000 in value which it has not repaid or satisfied.

9.3	No Group Company has lent or agreed to lend any money in excess of € 1,000,000 in the aggregate which has not been repaid to it and there are no debts owing to any Group Company in excess of € 1,000,000 in the aggregate other than debts that have arisen in respect of trading and in the ordinary course of business.

9.4	No event which is, or which could reasonably be expected to become, an event of default under or result in a material breach of the terms of any borrowing or financial facility of any Group Company has occurred or been alleged.

9.5	The consummation of the transactions contemplated by this Agreement will not trigger any “premiums” or “break costs” under any Debt (excluding any “premiums” or “break costs” under the Senior Credit Facility Agreement, the Notes or any other Debt that the Buyer elects to have prepaid at or after Completion).

9.6	No Group Company has undertaken any guarantee or other contingent liability with respect to any indebtedness or liability of any third party other than another Group Company.

10.	Arrangements with Seller and Affiliates

10.1	No indebtedness (actual or contingent) and no contracts or arrangements with a value in excess of € 100,000 in the aggregate are outstanding between any Group Company and the Seller or any of its Affiliates.

10.2	Neither the Seller nor any of its Affiliates is entitled to a claim of any nature against any Group Company nor has the Seller or any of its Affiliates assigned such right to any other person.

10.3	There are no arrangements or understandings currently in force between any Group Company and the Seller or any of its Affiliates relating to the provision of loans or guarantees to, by or from any Group Company.

11.	Litigation and Investigations

11.1	No Group Company is party to any material litigation, administrative or arbitration proceeding (whether as plaintiff, defendant or otherwise) and, so far as the Seller is aware, no such material litigation, administrative, regulatory, arbitration or mediation proceeding is pending or threatened and there are no circumstances reasonably likely to give rise to any such proceeding. For the purposes of this Paragraph 11.1, material means a proceeding where the amount being claimed exceeds € 150,000 or where an unfavourable outcome could reasonably be expected to have a Material Adverse Effect.

11.2	So far as the Seller is aware, no Group Company is the subject of any current investigation, enquiry or enforcement proceedings by any Governmental Authority that could reasonably be expected to have a Material Adverse Effect.

11.3	Neither Group Company is affected by any judgment or ruling, order or decree of any Governmental Authority or arbitral tribunal that could reasonably be expected to have a Material Adverse Effect.

12.	Insurance

12.1	Invitel has in full force and effect insurance policies in such amounts, and on such terms and covering such risks, as is customary for companies operating in the telecommunications industry in Central Europe, or as is required under any agreement or obligation to which Invitel is bound.

12.2	With respect to each such insurance policy, so far as the Seller is aware:

12.2.1	such insurance policy is legal, valid, binding and enforceable, and all premiums and other fees due in connection therewith are current and up to date;

12.2.2	Invitel is not and no other party thereto is in breach or default, or has repudiated such insurance policy; and

12.2.3	Invitel is eligible to make claims under such insurance policy as contemplated by such insurance policy.

12.3	No material insurance claim is outstanding with respect to any of the Group Companies and no circumstances exist which could give rise to any such material insurance claim.

13.	Insolvency

13.1	No Group Company is insolvent or unable to pay its debts under the insolvency laws of the jurisdiction of its incorporation or has stopped paying its debts as they fall due.

13.2	No order has been made or, so far as the Seller is aware, proceeding initiated for the winding up, insolvency, liquidation or bankruptcy of any Group Company and, so far as the Seller is aware, no such order or proceeding has been threatened. There are no unfulfilled or unsatisfied material judgments or court orders against any Group Company.

14.	Accounts

14.1	The Disclosure Letter contains true and correct copies of the Accounts.

14.2	The Accounts have been prepared in accordance with IFRS consistently applied, and the Statutory Accounts have been prepared in accordance with Hungarian GAAP consistently applied.

14.3	The Accounts fairly present in all material respects in accordance with IFRS the financial position and the results of operation and cash flows for the Group on a consolidated basis as at the end of and for the fiscal years ending 2005 and 2004, respectively.

14.4	The Statutory Accounts fairly present in all material respects in accordance with Hungarian GAAP the financial position and the results of operation for the Group Company concerned as at the end of and for the fiscal years ending 2005 and 2004, respectively.

14.5	The accounting records of each Group Company are up-to-date and have been properly and accurately maintained in all material respects and are in the possession of the relevant Group Company.

14.6	The Quarterly Accounts have been prepared with same accounting policies as the Accounts throughout the periods covered thereby and fairly present in all material respects the financial position and the results of operation for the Group as at and for the period ending on the Quarterly Accounts Date, except for the absence of notes thereto.

15.	Events Since the Accounts Date

15.1	Since the Accounts Date:

15.1.1 the business of the Group has been conducted in the ordinary course consistent with past practice and materially in accordance with the Company Business Plan;

15.1.2 there has been no Material Adverse Effect;

15.1.3 so far as the Seller is aware, no asset material to the Group has been acquired or disposed of nor has there been any agreement to acquire or dispose of any such asset;

15.1.4 no dividend, other distribution or other payment to the Seller or any of its Affiliates has been, or has agreed to be declared, made or paid by any Group Company; and

15.2	So far as the Seller is aware, no event, fact or circumstance has occurred that will give rise to the necessity of making a restatement of, or an amendment to, any of the Accounts of any Group Company for any of the last two completed financial years.

16.	Taxation

16.1	All notices, returns, computations, self assessments and registrations of each Group Company for the purposes of Taxation have been made or given within the requisite periods and on a proper basis and are correct and, neither the Seller nor any Group Company has given or received any written notice of any dispute with or enquiry by any Taxation Authority.

16.2	All information supplied by each Group Company to any Taxation Authority for the purposes of Taxation was when supplied and remains complete and accurate in all material respects.

16.3	All Taxation which each Group Company is liable to pay prior to the Signing Date and the Completion Date has been or will be so paid prior to the Signing Date or the Completion Date, as the case may be.

16.4	No Group Company has, within the period of two years ending on the Signing Date, paid or become liable to pay any material penalty, fine, surcharge or interest charged in respect of Taxation, material for the purposes of this Paragraph 16.4 meaning an amount greater than € 100,000.

16.5	All Tax deductible and payable in respect of Taxation arising or associated with a person’s employment relationship with any Group Company or with any person’s relationship with any Group Company under a service contract, a secondment or any other contract under which a person works for or at any Group Company has, so far as it required to be deducted, been deducted from all payments made or treated as made by any Group Company and all amounts due to be paid to the relevant Taxation Authority prior to the Signing Date or as the case may be Completion Date have been so paid.

16.6	No Group Company is the subject of proceedings or any enquiry (nor has any Group Company received any notice of the proposed commencement of such) by any Governmental Authority the subject of which, or a possible outcome of which, is a recharacterisation of a contractual or other arrangement (not being an employment contract) under which any person works at, for or on behalf of, any Group Company as an employment contract.

16.7	So far as the Seller is aware, all payments by each Group Company to any person which ought to have been made under deduction of Tax have been so made and each Group Company (if required by law to do so) has accounted to the Taxation Authority for the Tax so deducted.

16.8	Full provision or reserve has been made in the Accounts for all Taxation assessed or likely liable to be assessed on each Group Company or for which it is accountable in respect of income, profits or gains earned, accrued or received or deemed to be earned, accrued or received on or before the Accounts Date.

16.9	Each Group Company is a taxable person duly and, to the extent required by applicable law, is registered for the purposes of VAT.

16.11	Each Group Company has at all material times properly applied loss carry forwards, deductions and/or set-offs to which it was entitled and had done so in a proper manner according to Tax law applicable to it at the relevant time.

16.12	All inter-company transactions (including inter-company loans, management services agreements and secondments) between or among any two or more Group Companies have been on arm’s length terms and the Group Companies concerned have maintained and continue to maintain the documentation in relation to such inter-company transactions as may be required from time to time by a Taxation Authority.

16.13	There are no Tax sharing, allocation, indemnification or similar agreements in effect as between any of the Group Companies or any predecessor thereof and any other party (including Seller and Affiliates thereof) under which the Buyer or the Group Companies could be liable for any Taxes or other claims of any other party.

16.14	None of the Group Companies has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under the Tax laws of any nation, state, province, prefect or locality.

17.	Intellectual Property and Information Technology

17.1	All Intellectual Property Rights which are material to the business of the Group are:

17.1.1	owned by, or validly granted to a Group Company, and free from all licences and Encumbrances; and

17.1.2	so far as the Seller is aware, valid and enforceable and nothing has been done or omitted to be done by which they may cease to be valid and enforceable.

17.2	Invitel owns and/or has the right to use the IT Systems that it needs to carry on its business.

17.3	All IT Systems are in reasonable working order, function in all material respects with all applicable specifications, and are being adequately maintained and replaced.

18.	Property

18.1	The Owned Properties comprises all land and buildings owned by the Group Companies. The Leasehold Properties comprises all land and buildings leased by the Group Companies.

18.2	The Group Company concerned has good title, properly and duly registered, to the Owned Properties and valid leasehold interests in the Leasehold Properties purported to be owned or leased by it.

18.3	No person other than a Group Company occupies or uses any of the Owned Properties or the Leasehold Properties, or has a right to occupy or use it.

18.4	So far as the Seller is aware, the Owned Properties are not subject to any Encumbrances (other than Permitted Encumbrances) and no person claims an Encumbrance in respect of the Owned Properties.

18.5	Any building or other construction which is part of the Owned Properties and Leasehold Properties is, so far as the Seller is aware, in reasonable repair and condition and adequately maintained.

18.6	In the case of Leasehold Property, the Group Company concerned has not received notice of any breach of the relevant lease agreement such that the other party thereto would be entitled to terminate the lease or restrict the rights of such Group Company thereunder in any material respect.

18.7	So far as the Seller is aware, any part of the telecommunications network of Invitel for the provision of basic, public or private, local or long distance, voice or data communications services offered by Invitel (the “Network”) which is situated on, in, under or over property which is not an Owned Property or a Leasehold Property is entitled to be so situated, and Invitel is entitled to adequate access to such part of the Network for the operation and maintenance thereof pursuant to a registered and irrevocable easement, a written right of way or lease or similar agreement (an “Access Agreement”) or by operation of law.

18.8	So far as the Seller is aware:

18.8.1	no Access Agreement may be terminated or withdrawn from by the relevant property owner or other grantor of access unless Invitel materially breaches the terms of such Access Agreement;

18.8.2	no notice of termination of withdrawal of any such Access Agreement has been received by Invitel; and

18.8.3	no basis exists for such termination or withdrawal.

18.9	The sale and purchase contemplated by this Agreement will not give any grounds for the rescission, termination, avoidance, amendment or repudiation or for the exercise of any option or similar right in connection with any contract, agreement or arrangement concerning a Group Company’s title to any material Owned Property, its lease of any material Leasehold Property or its rights under any material Access Agreement, nor will it cause any Group Company to have to pay more under any material Access Agreement than it currently pays or to receive any less access under any material Access Agreement than its currently has.

19.	Environmental

19.1	So far as the Seller is aware, each Group Company is and has at all times been in material compliance with all applicable Environmental Laws, and has obtained, and is in material compliance with, all Permits required under such Environmental Laws.

19.2	There are no proceedings or actions by any Environmental Authority or by any other person against each Group Company under any Environmental Law.

19.3	For the purposes of this Paragraph 19:

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land;

“Environmental Authority” means any Governmental Authority having jurisdiction in the Republic of Hungary or The Netherlands to determine any matter arising under Environmental Law and/or relating to the Environment;

“Environmental Law” means all applicable law in force in the Republic of Hungary or The Netherlands at Completion whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances; and

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapor) which is capable of causing harm or damage to the Environment.

20.	Employees / Contractors

20.1	True, accurate and complete copies of all agreements of a Group Company with the Key Employees have been set out in the Data Room.

20.2	Since the Accounts Date, the Group has not increased or agreed to increase the overall level of aggregate compensation of its directors, managers and employees by more than the percentage set forth in the Company Business Plan.

20.3	Other than as set out in the Data Room, no Group Company is a party to a Collective Agreement or required to comply with a Collective Agreement.

20.4	Each Group Company has complied in all material respects with all requirements imposed on it by law or a Collective Agreement in relation to its employees.

20.5	No Group Company is involved in a dispute regarding a claim of material importance concerning employment, employment conditions, loss of employment, health and safety or otherwise with its employees or any trade union, association of trade unions, works council, staff association or other body representing its employees and there are no circumstances likely to give rise to any such dispute.

20.6	No Group Company has any liability for or in connection with any share trust, share incentive scheme, share option scheme or profit or equity sharing scheme for the benefit of all or any of its present or former employees or Contractors or the dependants of any of such persons.

20.7	There is not in operation any agreement or arrangement of general application to the employees of any Group Company for the payment of, or payment of a contribution towards, any pensions, allowances, lump sums or similar benefits upon retirement, death, termination of employment or during periods of sickness or disablement, other than as required by applicable law or a relevant Collective Agreement.

20.8	No director, employee, consultant or any other person is entitled to receive from a Group Company any bonus payment, severance payment or any other similar payment (whether in cash of in kind) arising from the change of control or change of ownership of the Group Company concerned.

20.9	Other than those people having either a contract of service as a director or being an employee under a contract of employment, so far as the Seller is aware, there is no one working at a Group Company who could be reasonably expected to be deemed by the relevant authorities to be an employee of such Group Company.

21.	Outsourcing and Subcontractors

So far as the Seller is aware, no notice of termination or of intention to terminate (howsoever) or to amend has been received by a Group Company in respect of any contract, agreement or arrangement by which the Group Company concerned outsources or subcontracts any of the functions or part of the functions that make up or contribute to a material part of their business operations or activities.

22.	Brokers’ Fees

Neither the Seller nor any of its Affiliates nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement for which the Buyer or any Group Company could become liable or obligated.

23.	Records

So far as the Seller is aware, all material records and information belonging to a Group Company is/are in its possession or accessible by it and is adequately and properly documented to a degree and in a manner to be expected of a reasonable businessman and is up-to-date to enable the Buyer to acquire and retain the benefit of such material records and information.

24.	Powers of Attorney

So far as the Seller is aware, no Group Company has given any power of attorney or any other authority (express, implied or ostensible) which is still outstanding or effective to any person to enter into any contract or commitment or do anything on their behalf, other than any authority to employees or consultants/sub-contractors to enter into routine trading contracts in the normal course of their duties.

25.	Reports and Information

25.1	So far as the Seller is aware, the aggregate information (in whatever form) in relation to the Group Companies:

(a)	delivered by it and by the Group Companies to:

(i)	KPMG Hungária Kft. for the purpose of KPMG Hungária Kft. preparing its financial due diligence review of the Seller and its subsidiaries;

(ii)	Réczicza White & Case LLP for the purpose of Réczicza White & Case LLP preparing its legal due diligence review of the Seller and its subsidiaries; and

(iii)	Hardimann Telecommunications Ltd. for the purpose of Hardimann Telecommunications Ltd. preparing its review of the Hungarian telecommunications market and its assessment of Invitel’s business plan, in each case as delivered to the Buyer on or about 15 March 2006; and

(b)	placed by it or on its behalf in the Data Room,

was true and not misleading in any material respect, taken as a whole, at the time it was given, delivered or otherwise made available and, save as disclosed in the Disclosure Letter, there has been no event or circumstance since the time the information concerned was given, delivered or made available that would render such information taken as a whole untrue or misleading in any material respect.

25.2	The Data Room contains a true, complete and correct copy of the Warranty Insurance Policy.

26.	Euroweb

26.1	So far as the Seller is aware, there has been no Material Adverse Effect with respect to Euroweb since 23 May 2006.

26.2	So far as the Seller is aware, the Euroweb Hungary Quarterly Accounts have been prepared in accordance with IFRS consistently applied, and fairly present in all material respects the financial position and the results of operation for Euroweb Hungary as at and for the period ending on 30 September 2006, except for the absence of notes thereto.

26.3	So far as the Seller is aware, the Euroweb Romania Quarterly Accounts have been prepared in accordance with IFRS consistently applied, and fairly present in all material respects the financial position and the results of operation for Euroweb Romania as at and for the period ending on 30 September 2006, except for the absence of notes thereto.

26.4	So far as the Seller is aware, the Euroweb Hungary Management Accounts (A) have been prepared in accordance with IFRS consistently applied, (B) present a view of the financial position and results of Euroweb Hungary as at the Management Accounts Date and for the period ended on the Management Accounts Date, and (C) taken as a whole, the Euroweb Hungary Management Accounts are not materially misleading, it being acknowledged that the Euroweb Hungary Management Accounts (i) have been prepared for internal purposes only and have not been audited, (ii) are interim accounts where cut-off and closing procedures are not performed to the same standard as for the Euroweb Hungary Quarterly Accounts and the year end accounts and where income and expenses may not be fully reflected in the period in which they were incurred and (iii) do not contain notes thereto.

26.5	So far as the Seller is aware, the Euroweb Romania Management Accounts (A) have been prepared in accordance with IFRS consistently applied, (B) present a view of the financial position and results of Euroweb Romania as at the Management Accounts Date and for the period ended on the Management Accounts Date, and (C) taken as a whole, the Euroweb Romania Management Accounts are not materially misleading, it being acknowledged that the Euroweb Romania Management Accounts (i) have been prepared for internal purposes only and have not been audited, (ii) are interim accounts where cut-off and closing procedures are not performed to the same standard as for the Euroweb Romania Quarterly Accounts and the year end accounts and where income and expenses may not be fully reflected in the period in which they were incurred and (iii) do not contain notes thereto.

Schedule Four

Warranties of the Buyer

1.1	The Buyer is a company duly incorporated and validly existing under the laws of Delaware, United States of America and has full power and authority to enter into and perform this Agreement and all other documents executed by the Buyer which are to be delivered on or prior to the Completion Date (together, the “Buyer Documents”), each of which constitutes (when executed) legal, valid and binding obligations of the Buyer in accordance with their respective terms.

1.2	The execution, delivery and performance by the Buyer of the Buyer Documents will not result in a breach of or constitute a default under: (i) any provision of the memorandum or articles of association of the Buyer; (ii) any order, judgment or decree of any Governmental Authority by which the Buyer is bound; or (iii) any agreement or instrument to which the Buyer is a party or by which it is bound.

1.3	The Buyer is not required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority or, so far as the Buyer is aware, other person in connection with the execution, delivery and performance of the Buyer Documents, other than as specified in this Agreement.

1.4	The Buyer is not insolvent or unable to pay its debts under the insolvency laws of any jurisdiction applicable to the Buyer, and has not stopped paying debts as they fall due. No order has been made, petition presented or resolution passed for the winding up of the Buyer. No administrator or any receiver or manager has been appointed by any person in respect of the Buyer or all or any of its assets and no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed.

1.5	As at the date of this Agreement, the Buyer has adequate committed financing or available cash balances for all the cash the Buyer shall need at Completion to consummate the purchase of the Sale Shares and the other transactions contemplated hereby (including under Clause 3.1(b)). As at Completion, the Buyer has available on hand, from its working capital and/or currently available unrestricted credit facilities, all the cash that the Buyer shall need at Completion to consummate the purchase of the Sale Shares and the other transactions contemplated hereby (including under Clause 3.1(b)).

1.6	The Buyer has conducted a comprehensive legal, tax, financial and technical due diligence and received detailed answers to its questions with respect to the Group Companies.

Schedule Five

Certain Limitations

Notwithstanding anything to the contrary in this Agreement, the liability of the Seller under this Agreement and any documents executed and delivered in connection herewith or contemplated hereby shall be subject to, and limited by, the provisions of this Schedule Five.

1.1	The Warranties are deemed for all purposes to be qualified by the disclosures fairly set forth in the Disclosure Letter. The Seller shall not be liable for any Losses under or in connection with this Agreement for breach of any of the Warranties to the extent that the act, omission, event or circumstance giving rise to such Losses was fairly disclosed in the Disclosure Letter. The Disclosure Letter is deemed to include by reference the following general disclosures: (a) all information contained in, and the full contents of any document attached and/or enclosed in written correspondence sent by (i) any of the Seller, Réczicza White & Case LLP, JP Morgan plc, the Company or any Group Company and/or any of their respective agents, advisers, officers or employees (each, a “Sending Party”) to (ii) any of the Buyer, Köves Clifford Chance, Ernst & Young Advisory Ltd. or Merrill Lynch International, or any of their respective agents, advisers, officers, or any employees involved in the due diligence of the Buyer (each, a “Receiving Party”) in connection with the transaction contemplated by this Agreement during the 12 month period immediately preceding the Signing Date (although the Seller takes no responsibility for any inaccuracies in such information or any opinion which may have been expressed by any such person save as specifically warranted) and (b) where brief particulars of a matter are set out or referred to in the Disclosure Letter, or a document is referred to but not attached, or a reference is made to a particular part only of such a document, provided that such document was either provided to a Receiving Party by a Sending Party in accordance with Clause 1.1(a) of this Schedule five and/or is set out in the Data Room pursuant to Paragraph 1.10 of this Schedule five, full particulars of the matter and full contents of the document are deemed to be disclosed as if set out in full in the Disclosure Letter.

1.2	In no event shall either Party be liable to the other Party for any exemplary, punitive, special, indirect, remote or speculative damages, or for any consequential damages that do not flow directly from the relevant event to the damages allegedly arising from such event or with respect to which no direct causal connection exists between the relevant event and the damages allegedly arising from such event, including loss of anticipated profits, damages to reputation and goodwill and loss of expected future business.

1.3

In no event shall any amounts be recovered from the Seller for breach of any Warranty or otherwise for any matter for which a written notice of claim specifying in reasonable detail the specific nature of the Losses and the estimated amount of such Losses (“Claim Notice”) is not delivered to the Seller prior to 23:59 local time in The Netherlands Antilles, on or before the last day of the applicable Survival Period. The Warranties of the Seller set forth in Paragraph 16 of Schedule Three (Tax) shall survive Completion for a period of six years from the Completion Date. The Warranties of the Seller set forth in Paragraph 2 of Schedule Three (Ownership of Sale Shares; Capitalisation) shall survive Completion for a period of five years from the Completion Date. All other Warranties of the Seller under this Agreement shall survive Completion until expiry of a period ending on the earlier of (a) the date which is 30 days from the finalisation of the 2007 audited accounts of the Group Companies or (b) 1 July 2008. The expiration of any Survival Period set forth in this Paragraph 1.3 of Schedule Five shall not affect any claim timely asserted in good faith in a valid Claim Notice prior to the expiration of such Survival Period.

1.4	In no event shall the Seller be liable in any way whatsoever to the Buyer for any Losses with respect to any individual event or series of related events, including with respect to breach of any Warranty, unless the Buyer has suffered Losses with respect to such event or series of related events in an amount in excess of € 125,000 (the “Individual Basket Amount”), in which event the Buyer shall be entitled to recover the full amount of Losses, and not just the excess (subject to Paragraph 1.5 of this Schedule Five).

1.5	In no event shall the Seller be liable in any way whatsoever to the Buyer for any Losses, including with respect to breach of any Warranty, unless the Buyer has suffered aggregate Losses of which it has notified the Seller (a) in the first year following Completion, in excess of € 5,000,000 or (b) after the first year following Completion, the lower of (i) € 2,000,000 and (ii) the difference between € 5,000,000 and the aggregate Losses suffered by the Buyer of which it notified the Seller in the first year following Completion (the “Aggregate Basket Amount”). For the avoidance of doubt, if in the first year following Completion, the Buyer notifies the Seller of aggregate Losses in excess of €5,000,000, then there shall be no Aggregate Basket Amount in subsequent years. If the Buyer suffers losses in excess of the Aggregate Basket Amount, the Buyer shall be entitled to recover such excess.

1.6	Notwithstanding anything to the contrary herein, the Individual Basket Amount and the Aggregate Basket Amount shall not apply to a breach of the Warranties in Paragraph 1-4 of Schedule Three (Warranties).

1.7	In no event shall the Seller be liable in any way whatsoever to the Buyer for any Losses under this Agreement or under any other document or agreement executed and delivered in connection herewith or contemplated hereby, to the extent such Losses (over and above the Aggregate Basket Amount) exceed € 23,000,000 (or, in the case of a breach of the Warranties contained in Paragraphs 1 or 2 of Schedule Three, 100% of the Purchase Price), after which point the Seller will have no obligation or liability to the Buyer for any further Losses.

1.8	Except as set forth in the Warranties on Euroweb in Paragraph 26 of Schedule Three, the Warranties shall in all cases be construed as not being given with respect to any act, omission, event or circumstance concerning or affecting Euroweb Hungary or Euroweb Romania.

1.9	Notwithstanding anything to the contrary in this Agreement, for the purpose of the Warranties, the legal due diligence report prepared by Réczicza White & Case LLP dated

11 October 2005 regarding Euroweb Hungary and Euroweb Romania shall not be deemed to be disclosed by the Seller to the Buyer pursuant to (i) the Data Room under Paragraph 1.10 of this Schedule, (ii) the Disclosure Letter under Paragraph 1.1 of this Schedule Five, nor (iii) any other provision of this Agreement.

1.10	No amount shall be recovered from the Seller for the breach or untruth of any of the Warranties to the extent that the Buyer had actual and specific knowledge of such breach or untruth at or prior to the Signing Date.

1.11	The Seller shall not be liable for any Losses under or in connection with this Agreement for breach of any of the Warranties if the act, omission, event or circumstance giving rise to such Losses was fairly disclosed in the Data Room and that a reasonable and prudent buyer, advised by competent and experienced legal counsel and financial advisors could reasonably have been expected to have discovered and understood the act, omission, event or circumstance and the fact that it might give rise to such Losses of the extent suffered from an examination of the documents set out in the Data Room.

1.12	Neither the Disclosure Letter nor any disclosure made in or by virtue of it shall constitute or imply any representation, warranty, assurance or undertaking by the Seller not expressly set out in this Agreement and neither the Disclosure Letter nor any such disclosure shall have the effect of, or be construed as, adding to or extending the scope of any of the Warranties.

1.13	The Seller shall not be liable for any Losses under or in connection with this Agreement for breach of any of the Warranties or otherwise to the extent that the act, omission, event or circumstance giving rise to such Losses was specifically noted, specifically provided for, specifically allowed for, or otherwise specifically taken into account in the Accounts or the Management Accounts, or to the extent the Loss is directly or indirectly based upon, attributable to or in any way arises out of Projections.

1.14	The Seller shall not be liable (to the extent of the relevant adjustment to the Preliminary Purchase Price) in respect of any breach of the Warranties or otherwise if and to the extent that the matter giving rise to the breach or claim results in an adjustment to the Preliminary Purchase Price under Clause 3.3 of this Agreement.

1.15	The Buyer shall not be entitled to recover any sum in respect of any claim for breach of any of the Warranties or otherwise obtain reimbursement or restitution more than once in respect of the same act, omission, event or circumstance.

1.16	The Seller shall not be liable in respect of any breach of the Warranties or otherwise to the extent that a claim is based upon a liability that is contingent only, unless and until such contingent liability becomes an actual liability or until the same is finally adjudicated.

1.17

The Buyer shall refrain from doing, and shall cause the Group Companies to refrain from doing, any act or thing (other than in the ordinary and usual course of business of the Company) that may give rise to a claim under the Warranties or to any other claim against the Seller. The Seller shall not be liable in respect of any Losses resulting from breach of the Warranties or otherwise that would not have arisen otherwise than as a result of any act or omission of the Buyer in violation of the preceding sentence.

1.18	Nothing in this Schedule Five, in the Warranties or elsewhere in the Agreement shall be deemed to relieve the Buyer or the Company from any duty at law to reasonably mitigate any Losses incurred by the Buyer or any Group Company.

1.19	The Seller shall not be liable for any Losses under or in connection with this Agreement for breach of any of the Warranties or otherwise to the extent that the liability for such breach or claim occurs or is increased as a result of any law, or other action of any Governmental Authority not in force on or before the Completion Date or as a result of any increase in rates of Taxation after the Completion Date.

1.20	The Seller shall not be liable for any Losses under or in connection with this Agreement for breach of any of the Warranties or otherwise to the extent that the Losses would not have arisen but for a change in accounting policy or practice of any Group Company after Completion.

1.21	The Buyer shall not be entitled to rescission (ontbinding or vernietiging) of this Agreement in any circumstances, including as a result of breach or untruth of any of the Warranties, save that the Buyer shall be entitled to rescind this Agreement if the Seller fails at Completion to transfer to the Buyer good and valid title to all the Sale Shares.

1.22	If the Seller has paid to the Buyer any amount in respect of any Losses incurred by the Buyer hereunder, and the Buyer, any of the Buyer’s Affiliates or any Group Company subsequently receives or recovers from a third party (including an insurer) a sum that is referable to such Losses, the Buyer shall forthwith repay to such Seller the amount previously paid by the Seller to the Buyer up to the amount so received or recovered by the Buyer, its Affiliates or the relevant Group Company, net of all reasonable costs and expenses of recovery.

1.23

If any third person shall notify the Buyer or any Group Company with respect to any matter (a “Third Party Claim”) that may give rise to a claim for breach of a Warranty, then the Buyer shall promptly (and in any event within 15 Business Days) after receiving notice of the Third Party Claim notify the Seller thereof in writing. The Seller shall have the right, within ten (10) days after receipt of such notice, to defend the Buyer against the Third Party Claim with counsel of its choice reasonably satisfactory to the Buyer; provided, however, that the Seller notifies the Buyer in writing within fifteen (15) days after the Buyer has given notice of the Third Party Claim that the Seller will indemnify the Buyer from and against the entirety of any damage the Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim, and provided further that the Seller may not assume such control without the Buyer’s express written consent if: (i) the Third Party Claim does not involve only money damages but also seeks an injunction or other equitable relief; or (ii) settlement of, or an adverse judgment with respect to, the Third Party Claim is likely to establish a precedent or practice materially adverse to the continuing business interests or the reputation of the

Buyer. So long as the Seller is conducting the defence of the Third Party Claim in accordance with the foregoing Clause above, (i) the Buyer may retain separate counsel at its sole cost and expense to monitor the defence of the Third Party Claim, provided that the Buyer’s counsel may not oppose the professional decisions of the lead counsel engaged by the Seller; (ii) the Buyer will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Seller (not to be withheld unreasonably); and (iii) the Seller will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Buyer (which may only be withheld in the event that such settlement would serve to create a precedent or practice materially adverse to the continuing business interests or the reputation of the Buyer). In the event that the Seller declines or fails to assume control of the defence of any Third Party Claim as specified above, then and in such event the Buyer may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate, subject to the consent of the Seller which may not be unreasonably withheld or delayed. In such case, the Seller shall reimburse the Buyer promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses incurred in defending the Third Party Claim pursuant to this Paragraph), and will remain responsible for any Losses the Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Third Party Claim in accordance with the provisions of this Agreement.

1.24	Up to 33.33% of any payment made by the Seller in respect of any Losses of the Buyer hereunder may be satisfied through a transfer of HTCC Shares (free of any Encumbrances) previously received from the Buyer pursuant to this Agreement. The Euro value of the HTCC Shares transferred in satisfaction of any payment obligation of the Seller in respect of any Losses pursuant to this Section 1.24 shall be the average trading price of the HTCC Shares on the day which is two Business Days prior to the transfer of such HTCC Shares to the Seller pursuant to this Section 1.24.

1.25	Any payment made by the Seller (whether in the form of cash or HTCC Shares) in respect of any Losses of the Buyer hereunder shall, to the extent possible, be treated as a reduction of the Purchase Price.

1.26	The limitations set forth on this Schedule Five are not mutually exclusive, and the application of any one or more limitations shall not preclude or debar the application of any one or more other limitations.

1.27	For the avoidance of doubt, nothing in this Schedule Five shall operate to limit or restrict the Seller’s liability for fraud.

SIGNED for and on behalf	)	/s/ Martin Lea
of INVITEL HOLDINGS N.V.	)	Attorney-in-fact

SIGNED for and on behalf	)
of HUNGARIAN TELEPHONE	)	/s/ Torben V. Holm
AND CABLE CORP.	)	Chief Executive Officer